                                                      Registration No. 333-46758


 As filed with the Securities and Exchange Commission on October 24, 2000.
                   -------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -------------

                                 AMENDMENT # 1
                                      TO
                                   Form SB-2

                                On Form SB-2/A
                             REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
________________________________________________________________________________

                          VALLEY FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


         VIRGINIA                         6035                   54-1702380
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S.  Employer
     of incorporation)        Classification Code Number)    Identification No.)

   36 Church Avenue, SW                                     36 Church Avenue, SW
 Roanoke, Virginia 24011                                 Roanoke, Virginia 24011
     (540) 342-2265                                           (540) 342-2265

(Address, including zip code, and     (Address of principal place of business or
telephone number, including area         intended principal place of business)
code, of principal executive offices)

                                                        Copies to:
      Ellis L. Gutshall                  Douglas W. Densmore and Hugh B. Wellons
        President                          Flippin, Densmore, Morse, & Jessee
  36 Church Avenue, SW                    10 South Jefferson Street, Suite 1800
  Roanoke, Virginia 24011                         Roanoke, Virginia 24011
        (540) 342-2265                                (540) 510-3000

(Name, address, including zip code
and telephone number, including
area code, of agent for service)
________________________________________________________________________________


        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act, please check the following box. [_]


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, Dated October 24, 2000

                                200,000 Shares

                         VALLEY FINANCIAL CORPORATION
                            The Holding Company for

                              [Valley Bank Logo]

                                 Common Stock

     Valley Financial Corporation is offering 200,000 shares of common stock. We own and operate Valley Bank, which is headquartered in Roanoke, Virginia and operates four branches in the Roanoke Valley, a metropolitan center of southwest Virginia. Valley Bank provides commercial and consumer banking services for individuals and small- to medium-sized businesses.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "VYFC". As of October 20, 2000, the last reported sale price of the common stock on the OTC Bulletin Board was $18.50 per share. Only a limited market currently exists for our common stock.

     Investing in our common stock involves risks. You should read the "Risk Factors" section beginning on page 5 before investing.

     These securities have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, any bank regulatory agency, or any other government agency nor has any such commission or agency passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The shares of common stock offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                ---------------

                                                     Per Share       Total
                                                     ---------      -------
Public offering price..............................  $              $
Underwriting discount..............................
Proceeds, before expenses, to Valley Financial.....

     To the extent that the underwriter sells more than 200,000 shares of the common stock, the underwriter has the option to purchase up to an additional 30,000 shares from Valley Financial at the public offering price less the underwriting discount. The underwriting discount will be 1% of the public offering price on approximately 50,000 shares sold to Valley Financial's directors and 7% of the public offering price on all other shares sold.

                                ---------------

     The underwriter is offering the shares of common stock subject to various conditions and may reject all or part of any order. The underwriter expects to
deliver the shares to purchasers on or about    , 2000.

                            DAVENPORT & COMPANY LLC

                   The date of this prospectus is   , 2000.

[Back of front cover]


                         VALLEY FINANCIAL CORPORATION

                                  Market Area


          [MAP OF ROANOKE, VIRGINIA MARKET AREA and BRANCH LOCATIONS]

                                    SUMMARY

     This summary may not contain all of the information that may be important to you. You should read carefully the entire prospectus, including "Risk Factors" and the financial statements and related notes included in the prospectus, before making an investment decision.

                       Valley Financial and Valley Bank

     Valley Financial Corporation is a one-bank holding company headquartered in Roanoke, Virginia. Our wholly owned subsidiary, Valley Bank, began operating as a commercial bank in May 1995. Valley Bank operates four full service banking offices in the greater Roanoke area and has recently acquired the site for its fifth banking office in the Roanoke area from another bank. As of June 30, 2000 we had assets of $152.0 million, primary regulatory capital of $10.7 million, and shareholders' equity of $9.7 million, and reported net income of $684,000, or $0.68 per share, for the first half of 2000. We have grown substantially since our formation and are continuing to experience rapid growth. For the quarter ended June 30, 2000, total assets increased by 23.9% and net income increased by 69.0% over the year-ago period.

     Valley Financial owns and manages Valley Bank and does not engage in any other business. Valley Bank offers a variety of banking products and services, including an array of deposit products, consumer loans, commercial loans, and home mortgages. Valley Bank also offers safe deposit boxes, certain cash management services, and automatic deposit services.

     Our strategic plan is directed towards enhancing profitability and shareholder value by increasing our market share in the Roanoke Valley market area. We have historically succeeded in growing our market share by providing a high level of personal service and targeting small- to medium-sized businesses, professional firms, and individuals.

                                 Valley Bank's
                          Roanoke Valley Market Area

     Valley Bank operates primarily in the Roanoke Valley area of southwest Virginia. This area includes the City and County of Roanoke, the City of Salem, and parts of Montgomery, Bedford, and Botetourt Counties. The Roanoke Metropolitan Statistical Area, which excludes Montgomery and Bedford counties, has an estimated population of 231,400 and is the regional and commercial center of southwest Virginia. Combined FDIC-insured deposits in the Roanoke MSA were approximately $4.6 billion as of June 30, 1999, the most recent date for which this data is available, with approximately $3.1 billion residing in the City of Roanoke. More than 85% of FDIC-insured deposits in the City of Roanoke were held at larger, out-of-state institutions as of June 30, 1999. We believe this creates a significant opportunity for a locally owned and managed institution like us to gain market share. While we have grown our share of the deposits in our market every year since inception, it is currently less than 3%, which we believe provides us with a significant opportunity for future growth.

                            Experienced Management

     The President and Chief Executive Officer of Valley Financial and Valley Bank since June 1996 is Ellis L. Gutshall, who has 26 years' experience in banking. Mr. Gutshall joined Valley Financial in 1995 as Senior Vice President and Chief Lending Officer. Immediately prior to that, he was Executive Vice President of First Virginia Bank - Southwest in Roanoke, Virginia.

     A. Wayne Lewis has served Valley Financial and Valley Bank as Senior Vice President and Chief Operating Officer since operations began in 1995 and as Executive Vice President since 1996. Mr. Lewis has more than 38 years of banking experience, including having served as Executive Vice President of Dominion Bankshares, Inc., a $10.6 billion financial institution that was acquired by First Union Corporation in 1993.

                           Reasons for the Offering

     We have grown rapidly since our formation and we now need additional equity capital to support future growth. Since the end of 1997, our assets have more than doubled to $152.0 million at June 30, 2000. We have strived to enhance shareholder value by leveraging our existing capital; however, without additional equity capital our ability to grow will be constrained. Our goal is to leverage the capital from this offering in a manner that enhances future earnings per share and shareholder value. We hope to expand operations throughout the Roanoke Valley through additional branch offices and automated teller machines. We also intend to make increased use of alternative delivery systems such as the Internet and telephone. We believe a locally owned and managed community bank like ours has the ability to take market share away from our out-of-state competitors.

                              The Offering

Common stock offered by
Valley Financial...........   200,000 shares, approximately 50,000
                              of which we expect our directors to purchase.

Common stock outstanding
after the offering.........   1,213,207 shares (see additional
                              information with respect to this number following this table).

Use of proceeds............   We expect to use approximately $2.3 million of the
                              proceeds of the offering to pay off our
                              subordinated debt (see "Valley Financial's
                              Subordinated Debt" on page 44) and we will use the remainder of the net proceeds for general corporate purposes including the future growth and expansion of Valley Bank. See "Use of Proceeds" on page 7.

Dividends..................   We have not declared or paid cash dividends since
                              our formation. For the foreseeable future, we expect that we will retain our earnings to support the development and growth of our business and will not pay any cash dividends to shareholders.
                              On January 20, 2000, we did declare a 1.05 for
                              1.00 stock split effected in the form of a stock dividend, paid on February 15, 2000 to shareholders of record as of January 31, 2000.

Trading market and symbol..   Our common stock is traded on the OTC Bulletin
                              Board under the symbol "VYFC."

Risk factors...............   You should read the "Risk Factors" section
                              beginning on page 5 before deciding to purchase any of the shares offered.

     The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on June 30, 2000, and excludes the underwriter's over-allotment option. If the over-allotment option is exercised in full, 230,000 shares will be offered and 1,243,207 shares will be outstanding immediately after the offering. The number of shares outstanding after the offering excludes 103,950 shares that are reserved for issuance under Valley Financial's Incentive Stock Plan, of which options to purchase 59,063 shares are outstanding at a weighted average exercise price of $13.06, and 60,732 shares that are reserved for options granted under the employment agreements of Messrs. Gutshall and Lewis at an exercise price of $9.52.

                                ---------------

     We were founded as a Virginia corporation in 1994. Our principal executive offices are located at 36 Church Avenue, SW, Roanoke, Virginia 24011. Our telephone number is (540) 342-2265.

                              RECENT DEVELOPMENTS

     For the quarter ended September 30, 2000, total assets increased to $153.2 million, compared to $152.0 million at June 30, 2000, and $128.5 million at September 30, 1999. Total loans were $108.8 million at September 30, 2000 compared to $106.9 million and $85.6 million at June 30, 2000 and September 30, 1999, respectively. Total deposits were $118.9 million at September 30, 2000 compared to $121.5 million and $107.7 million at June 30, 2000 and September 30, 1999, respectively. Net income for the third quarter increased to $381,000 or basic earnings per share of $.38 versus $320,000 or $.32 per share reported for the third quarter of 1999, a 19.1% increase. The increase in earnings was due primarily to the continued growth in earning assets, partially offset by an increase in funding costs.

     For the first nine months of 2000, loans have increased 19.0% while our primary core customer funding sources, deposits and securities sold under agreement to repurchase, have grown only 5.5%. This has required us to rely increasingly on borrowed funds and higher cost certificates of deposit to fund loan growth, especially in the most recent quarter. Current interest rate levels, significant competition for deposits and the issuance at mid-year of a $2.3 million subordinated capital note caused an increase in our cost of funds to 4.82% for the third quarter of 2000, as compared with 4.02% in the comparable period in 1999. The net interest margin for the September 30, 2000 quarter was 3.84%, down slightly from 3.89% in the year ago period, but down noticeably from 4.16% in the second quarter of this year, due to the higher cost of funds as explained above.

     Return on average total assets was 1.00% in 2000's third quarter, identical to the comparable period in 1999, and return on average total equity was 13.77% in the third quarter of 2000 versus 13.21% in the prior year period. Nonperforming loans, including restructured loans, as a percent of total loans were 0.51% as of September 30, 2000 down significantly from 1.10% at June 30, 2000 due primarily to the full repayment of several nonperforming loans and the return to performing status of two commercial loan relationships.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for Valley Financial Corporation and subsidiary. The selected unaudited financial data presented below for, and as of the end of, the six-month periods ended June 30, 2000 and 1999 are derived from the unaudited consolidated financial statements of Valley Financial Corporation and subsidiary. The unaudited consolidated financial statements as of June 30, 2000 and 1999, and for the six-month periods then ended include, in the opinion of management, all material adjustments considered necessary for a fair presentation. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The unaudited consolidated financial statements as of June 30, 2000 and for the six-month period ended June 30, 2000 and 1999, are included elsewhere in this prospectus. The selected consolidated financial data presented below for, and as of the end of, the year ended December 31, 1999, are derived from the consolidated financial statements of Valley Financial Corporation and subsidiary, which financial statements have been audited by Larrowe & Company, P.L.C., independent public accountants. The consolidated financial statements as of December 31, 1999 and for the year then ended, and the report thereon, are included elsewhere in this prospectus. The selected consolidated financial data presented below for, and as of the end of, each of the years in the four-year period ended December 31, 1998, are derived from the consolidated financial statements of Valley Financial Corporation and subsidiary, which financial statements have been audited by KPMG LLP, independent public accountants. The consolidated financial statements as of December 31, 1998 and for the year then ended, and the report thereon are included elsewhere in this prospectus. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and note thereto and other financial data included elsewhere in this prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                        Six Months
                                                      Ended June 30,                           Year Ended December 31,
                                                 ----------------------  ----------------------------------------------------------
                                                    2000        1999        1999        1998        1997        1996        1995
                                                    ----        ----        ----        ----        ----        ----        ----
                                                                     (dollars in thousands, except per share data)
Income Statement Data:
Interest income................................. $    5,505  $    4,022  $    8,759  $    6,770  $    4,806  $    2,615  $      900
Interest expense................................      2,810       2,022       4,432       3,512       2,511       1,254         208
                                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income.............................      2,695       2,000       4,327       3,258       2,295       1,361         692
Provision for loan losses.......................        163         127         216         249         131         191         137
                                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net interest income after provision for
  loan losses. .................................      2,532       1,873       4,111       3,009       2,164       1,170         555
Noninterest income..............................        195         146         354         264         178          89          12
Noninterest expense.............................      1,773       1,458       3,029       2,252       1,856       1,973       1,306
                                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes...............        954         561       1,436       1,021         486        (714)       (739)
Income tax expense (benefit)....................        270         147         394         263        (397)         --          --
                                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)............................... $      684  $      414  $    1,042  $      758  $      883  $     (714) $     (739)
                                                 ==========  ==========  ==========  ==========  ==========  ==========  ==========

Per Share Data: (1)
Basic earnings.................................. $     0.68  $     0.41  $     1.03  $     0.75  $     0.87  $    (0.71) $    (0.85)
Diluted earnings................................       0.65        0.40        0.99        0.73        0.87       (0.71)      (0.85)
Book value and tangible book value..............       9.61        8.75        8.94        9.04        8.18        7.26        7.97
Cash dividends..................................         --          --          --          --          --          --          --
Basic weighted average shares outstanding.......  1,013,207   1,013,145   1,013,176   1,012,323   1,012,242   1,012,242     866,073
Diluted weighted average shares outstanding.....  1,060,405   1,041,739   1,050,270   1,033,160   1,013,278   1,012,242     866,073
End of period shares outstanding................  1,013,207   1,013,239   1,013,207   1,012,819   1,012,242   1,012,242   1,012,242

Balance Sheet Data:
Total assets.................................... $  151,953  $  122,595  $  137,156  $  105,186  $   74,677  $   51,743  $   24,355
Investment securities...........................     34,910      32,152      31,964      26,118      21,144      11,584       5,283
Net loans.......................................    105,828      82,815      90,448      70,875      46,150      33,121      13,686
Allowance for loan losses.......................      1,073         833         910         708         459         328         137
Deposits........................................    121,507      98,176     115,477      90,026      65,588      43,617      16,117
Short-term borrowings...........................      3,000       4,597          --          --          --          --          --
Securities sold under agreements to repurchase..      4,167          --         992          --          --          --          --
Federal Home Loan Bank advances.................     10,000      10,000      10,000       5,000          --          --          --
Shareholders' equity............................      9,734       8,861       9,055       9,157       8,279       7,353       8,065

Performance Ratios: (2)
Return on average assets........................       0.97%       0.74%       0.86%       0.83%       1.40%      (1.97)%       na
Return on average equity........................      13.22        9.07       10.98        8.87       11.79       (9.38)        na
Net interest margin.............................       4.14        3.94        3.92        3.86        3.80        4.09         na
Efficiency ratio (3)............................      59.26       65.47       60.83       60.60       72.66      132.14         na
Loans to deposits...............................      87.10       84.35       78.33       78.73       70.36       75.94       84.92

Asset quality ratios:
Nonperforming assets to total assets (4)........       0.77%       0.18%       0.06%       0.19%         --%       0.01%         --%
Nonperforming loans to total loans (5)..........       1.10        0.27        0.10        0.28          --        0.01          --
Net charge-offs to average loans................         --          --        0.02          --          --          --          --
Allowance for loan losses to total loans........       1.00        1.00        1.00        0.99        0.98        0.98        0.99
Allowance for loan losses to nonperforming
 loans (5)......................................      91.47      370.22    1,045.98      354.00         nm     8,200.00         nm

Capital Ratios:
Leverage ratio..................................       7.30%       8.00%       7.60%       8.70%      11.50%      15.00%      38.40%
Tier 1 risk-based capital.......................       9.20       10.10        9.80       11.30       15.70       19.50       49.30
Total risk-based capital........................      12.10       11.00       10.70       12.20       16.50       20.40       50.10
Equity to assets................................       6.41        7.23        6.60        8.71       11.09       14.21       33.11

--------------------------
(1) Adjusted for a 1.05-for-1.00 stock split effected in the form of a stock dividend declared January 20, 2000 and paid on February 15, 2000.
(2)  Interim periods annualized where applicable.
(3) Calculated by dividing total noninterest expenses, excluding intangible asset amortization, by the sum of net interest income on fully taxable equivalent basis plus noninterest income.
(4) Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more, restructured loans, and foreclosed, repossessed, and idled properties.
(5) Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more, and restructured loans.

     na indicates that the number is not available.
     nm indicates that the number is not meaningful.

                                 RISK FACTORS

     You should consider carefully the following risk factors before deciding to buy our common stock. These risk factors may adversely impact our business and financial condition. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our business. You should read this section together with the other information in this prospectus.

We are still a young          Valley Financial opened for business only five
company with a limited     years ago.  Although Valley Financial has grown
operating history          very rapidly and has earned a profit in each of the
                           last three fiscal years (becoming profitable less than two years after opening), we have a relatively short operating history. There is no assurance that we will continue to perform as well as we have in the past, and no assurance that we will continue to earn a profit.

Growth may be more            Some of the growth of Valley Financial, and Valley
difficult in the future    Bank, has been the result of a backlash in the
                           Roanoke Valley against consolidation of the banking industry. In the last few years, large out-of-state banks have acquired local banks headquartered in and operating in the Roanoke Valley. Many local customers feel that they are not receiving the level of service that they had in the past, which has provided an opportunity for a small, service-orientated bank like
                           Valley Bank. We have taken full advantage of this in our marketing. There can be no assurance that this backlash against larger out-of-state banks will continue or that these larger competitors will not begin to offer increased levels of personal service.
                           Accordingly, in the future we may have to compete with larger banks on pricing as well as service. We may have to be more aggressive both in terms of pricing and promoting our deposits and loans, which could reduce our margins and slow our growth in assets and in earnings.

Our small size can be a       Virtually all of our competitors operating in the
competitive disadvantage   Roanoke Valley are larger and have greater resources.
                           The banking business has become extremely competitive, and we compete with the following types of institutions:

                              .  Other banks
                              .  Savings banks
                              .  Thrifts
                              .  Credit unions
                              .  Consumer finance companies
                              .  Securities brokerage firms
                              .  Mortgage brokers
                              .  Insurance companies
                              .  Mutual funds
                              .  Trust companies

                           Some of our competitors are not regulated as extensively as we are and have greater flexibility in competing for business. Many of our competitors have advantages of established customer bases, higher legal lending limits, extensive branch networks, numerous automated teller machines in this market and throughout the state and country, and other advantages. We intend to compete primarily by offering customers personal service and local decision-making, but we may also need to compete in terms of rates charged on the products we offer and this could negatively impact profit margins.

Technology and regulatory     Technology, including automated teller machines,
developments may impact    internet banking, telephone banking, and other
our performance            recent developments, are changing the entire
                           financial services industry. Similarly, changes in laws and regulations have resulted in banks operating in new markets, and in non-banks providing financial services. Last year, the U.S. Congress passed the Gramm-Leach-Bliley Financial Services Modernization
                           Act, which allowed combinations of banking, insurance, and securities companies. This year, the U.S. Congress is considering other legislation that could further change the way banks operate. In order to remain competitive in today's fast-changing financial environment, we must offer new technology-based products and services on a continuing basis.
                           Similarly, we must rapidly adjust to changes in these laws and regulations. If we fail to react quickly and appropriately to these developments in technology and law, we may not be able to compete successfully, which could have a material adverse effect on our business growth and development.

Our focus on commercial       We offer a variety of loan products, including
loans may increase the     residential mortgage, consumer, construction, and
risk of substantial        commercial loans.  Approximately 62% of Valley Bank's
credit losses              loans are commercial loans, including those secured
                           by commercial real estate. We expect, as we grow, that this percentage will remain about the same.
                           Commercial lending is more risky than mortgage and consumer lending, because loan balances are greater, and the borrower's ability to repay is contingent on the success of his or her business. Risk of loan defaults is unavoidable in the banking industry, and we try to limit exposure to this risk by monitoring carefully the amount of loans in specific industries and by exercising prudent lending practices. However, we cannot eliminate the risk, and substantial credit losses could result in reduced earnings or losses.
                           See "Business" on page 9.

The Roanoke market has        The Roanoke Valley has enjoyed steady but slow
slow growth; an economic   growth, growing more slowly than the other
downturn would hurt        metropolitan areas of Virginia.  Although we may
performance                expand to areas adjacent to the Roanoke Valley, we do
                           not intend to expand outside of this general geographic area in the foreseeable future. Any slowdown in growth or a local or broader recession would hamper our ability to grow and could hurt our performance. Although the Roanoke area has a varied manufacturing and service base, it is small enough that a regional economic downturn can be caused by problems with only a few larger local employers. See
                           "Business - Market Area" on page 10.

We depend on Messrs.          Ellis L. Gutshall is our President and Chief
Gutshall and Lewis, and    Executive Officer.  A. Wayne Lewis is our Executive
they would be difficult    Vice President and Chief Operating Officer. Both of
to replace                 these individuals have many years of experience in
                           the banking industry and are extremely valuable to us and would be difficult to replace. The loss of the services of Mr. Gutshall or Mr. Lewis could have a material adverse effect upon the future prospects of Valley Financial and Valley Bank. While we do not carry key man life insurance on our senior officers, we have attempted to reduce our risk through employment agreements and covenants not to compete.
                           See "Management - Employment Contracts, Termination and Change-in-Control Agreements" on page 42.

Our profitability depends     Our profitability depends in substantial part on
on interest rates          our net interest margin, which is the difference
generally                  between the rates we receive on loans and investments
                           and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary, and fiscal policies, and economic conditions generally. Recently, net interest margins for some financial institutions have changed in response to these and other factors. Changes in interest rates will affect our operating performance and financial condition. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Especially because of our relatively small size, more aggressive competition could make it difficult for us to attract deposits, which are necessary to fund loans and other investments.

There is no assurance that    There is a limited public market for our common
you will be able to        stock. The public offering price for the shares will
resell the stock you       be determined by negotiations between the underwriter
purchase for more than     and us. We and the underwriter expect to consider a
the offering price         number of factors including prevailing market
                           conditions, the current market for our stock, market prices and demand for common stock of other similar publicly-traded companies, the history of and prospects for our industry and for financial institutions generally, an assessment of our management, our present operations, our historical results of operations, the trend of our revenues and earnings, and our earnings prospects. Neither we nor the underwriter can assure investors that the common stock will trade in the public market at or above the public offering price.

Our stock has a limited       Our stock is traded publicly on the OTC Bulletin
trading volume             Board under the symbol "VYFC." Trades are infrequent
                           and usually in small lots. We have several market makers in our stock, but that does not assure significant trading volume or liquidity. We hope that this offering will increase the trading in our stock, but there is no assurance that it will do so. An active and liquid trading market for our stock may not develop.

Part of the proceeds of       Much of the proceeds of this offering will be used
this offering will be      to repay outstanding debt. We presently owe $2.3
used to pay off our debt   million in subordinated debt to a commercial bank.
                           This debt is not due until July 1, 2012, but we are paying interest on that debt at a rate of 1.25% under the prime rate. We may repay that debt early without penalty. This debt qualifies as regulatory capital, so using proceeds of the offering to satisfy this debt will mean that $2.3 million of the offering proceeds will not increase our regulatory capital.
                           See "Valley Financial's Subordinated Debt" on page
                           44.

Anti takeover provisions      Provisions of Virginia law and our Articles of
may reduce the likelihood  Incorporation and Bylaws may make it more difficult
that you will receive a    for anyone to acquire control of us without our
takeover premium           board of directors' approval. In many cases,
                           shareholders receive a premium for their shares in a change of control, and these provisions make it less likely that a change of control will occur unless our board of directors agrees to that change of control.
                           See "Description of Capital Stock - Summary of
                           Shareholder Rights" and "--Virginia Anti-Takeover
                           Statutes" beginning on page 42 for a discussion of these matters.

We do not expect to pay       We have never paid a cash dividend. On January 20,
any dividends to           2000, we declared a 1.05 for 1.00 stock split on the
shareholders for the       outstanding shares of our common stock, effected in
foreseeable future         the form of a stock dividend, paid on February 15,
                           2000 to shareholders of record as of January 31, 2000. We can provide no assurance that we will pay cash or stock dividends in the future. We expect to retain our earnings to support the development and growth of our business. Our board of directors will determine our future dividend policy based on an analysis of factors that the board deems relevant.
                           Our ability to pay dividends to our shareholders is also limited by certain restrictions imposed by state and federal laws. See "Dividend Policy" beginning on page 8.


You will experience           The offering price of our common stock in this
substantial dilution in    offering will be higher than the book value per share
the book value of shares   of the outstanding common stock.  Purchasers of the
of common stock            shares of common stock will experience immediate
immediately after the      dilution in the book value per share of their
offering                   investment from the offering price. This dilution is
                           estimated to be $7.70 per share using the book value of Valley Financial at June 30, 2000 of $9,734,000 and an assumed offering price of $18.50 per share.
                           See "Dilution" on page 9 for further discussion of these calculations.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $3,370,000 in net proceeds from the sale of 200,000 shares of our common stock, assuming an offering price of $18.50 per share and after deducting the estimated underwriting discount and other offering expenses totaling $329,000. Approximately $2.3 million of the net proceeds will be used to repay our subordinated debt. For more information on the terms and use of proceeds of this debt, see "Valley Financial's Subordinated Debt" on page 44. We will contribute a substantial portion of the remaining net proceeds to Valley Bank and retain the balance in Valley Financial. The net proceeds retained by Valley Financial will be used for working capital and other general corporate purposes, including providing additional contributions to Valley Bank's capital, as needed.

                            MARKET FOR COMMON STOCK

     The common stock is quoted under the symbol "VYFC" on the OTC Bulletin Board, an electronic quotation and trade reporting service of the National Association of Securities Dealers. According to information obtained by company management and believed to be reliable, the quarterly range of closing prices per share (adjusted for the 1.05 for 1.00 stock split effected in the form of a stock dividend declared January 20, 2000 and paid on February 15, 2000) for our common stock for the calendar periods presented was as follows:

              1998                                    High    Low
              ----                                    ----    ----
            1st Quarter                              $14.29  $11.43
            2nd Quarter                               14.52   13.10
            3rd Quarter                               15.24   13.33
            4th Quarter                               14.76   13.33

              1999
              ----
            1st Quarter                              $15.71  $14.29
            2nd Quarter                               16.67   14.76
            3rd Quarter                               17.74   14.76
            4th Quarter                               19.05   15.95

              2000
              ----
            1st Quarter                              $20.00  $16.19
            2nd Quarter                               19.50   18.00
            3rd Quarter                               19.12   18.37
            4th Quarter (through October 20, 2000)    18.50   18.50

     Trading volume in our common stock is low. Since January 1, 2000, an average of approximately 3,000 shares was traded each week. As of August 31, 2000, there were approximately 533 shareholders of record and approximately 975 beneficial holders of our common stock.

                                DIVIDEND POLICY

     We have not declared or paid cash dividends since our formation. For the foreseeable future, we expect that we will retain our earnings to support the development and growth of our business and will not pay any cash dividends to shareholders. We may consider payment of dividends at some point in the future, but declarations of dividends are at the discretion of the board of directors, and there is no assurance that dividends will be declared at any time. On January 20, 2000, we did declare a 1.05 for 1.00 stock split which was effected in the form of a stock dividend, paid on February 15, 2000 to shareholders of record as of January 31, 2000.

     If we decide to pay dividends at a future date, we will depend on dividends received from Valley Bank to fund dividends on our common stock. As a banking corporation organized under Virginia law, Valley Bank is restricted as to the maximum amount of dividends it may pay to Valley Financial. A Virginia bank may not pay dividends from its original capital. All dividends must be paid out of net undivided profits on hand, after deducting expenses, losses, interest, and taxes accrued and contribution to capital necessary for Valley Bank's original capital to be restored to its initial level. As of August 31, 2000, the net profits of Valley Bank available for distribution to Valley Financial as dividends without regulatory approval were approximately $1.1 million.

     As a practical matter, the Board of Governors of the Federal Reserve System recommends that banking organizations pay dividends only if the net income available to shareholders in the past year fully funds those dividends and the expected rate of earnings retention is consistent with capital needs, asset quality, and overall financial condition. Valley Financial's dividend policy complies with this recommendation.

                                CAPITALIZATION

     The following table sets forth our consolidated capitalization at June 30, 2000 on an actual basis and as adjusted to reflect the receipt of $3,370,000 in net proceeds from our sale of 200,000 shares of common stock at an assumed price of $18.50 per share, assuming the underwriting discount and other offering expenses total $329,000. The table assumes the sale of 50,000 shares of common stock to Valley Financial's directors and 150,000 shares of common stock to the public in this offering, but does not give effect to the possible exercise of the underwriter's overallotment option.

                                                      At June 30, 2000
                                                      ----------------
                                                   Actual      As Adjusted
                                                   ------      -----------

Subordinated debt.............................. $2,300,000    $          -
                                                ==========    ============

Shareholders' equity:
    Preferred stock, no par value; 10,000,000
     shares authorized; none issued and
      outstanding.............................. $        -    $          -
    Common stock, no par value; 10,000,000
     shares authorized;
       1,013,207 shares issued and outstanding,
       1,213,207 shares issued and outstanding,
        as adjusted............................  9,099,000      12,469,000
    Retained earnings.......................     1,618,000       1,618,000
    Accumulated other comprehensive income
     (loss).................................      (983,000)       (983,000)
                                                ----------    ------------
Total shareholders' equity..................    $9,734,000    $ 13,104,000
                                                ==========    ============

                                   DILUTION

     Your investment will be immediately diluted because your purchase price per share exceeds our net tangible book value per share. The net tangible book value per share is determined by dividing our tangible net worth (tangible assets less liabilities) by the total shares outstanding. Our net tangible book value as of June 30, 2000 was $9,734,000 or $9.61 per share. The purchase price per share in this offering will cause both an immediate dilution in net tangible book value to new investors and an immediate increase in net tangible book value to the existing shareholders of Valley Financial.

     The following table illustrates this dilution per share assuming the sale of 200,000 shares of common stock at an assumed offering price of $18.50 per share, net of the estimated underwriting discount and other offering expenses totaling $329,000. Of the 200,000 shares of common stock, 50,000 shares are assumed to be sold to Valley Financial's directors and 150,000 shares to the public. The table does not give effect to the possible exercise of the underwriter's overallotment option.

     Assumed offering price per share..................................   $18.50
                                                                          ======
        Net tangible book value per share prior to the offering........   $ 9.61
        Increase in net tangible book value per share attributable to
         the offering..................................................     1.19
                                                                          ------
     Net tangible book value per share after the offering..............   $10.80
                                                                          ======
     Dilution per share to the new investors...........................   $ 7.70
                                                                          ======

                                   BUSINESS

General

     Valley Financial Corporation was incorporated in Virginia in 1994, primarily to own all of the capital stock of Valley Bank. We presently engage in no business other than owning and managing Valley Bank. Valley Bank is a state bank organized under Virginia law, and engages in the business of commercial banking. Valley Bank opened for business on May 15, 1995. Its deposits are insured by the FDIC and it is a member of the Federal Reserve System. As of June 30, 2000, we had total assets of $152.0 million, net loans of $105.8 million, total deposits of $121.5 million, and shareholders' equity of $9.7 million.

     We presently operate four offices and plan to open a fifth office in the first quarter of 2001. Presented in the following table is the location of each branch, the date it opened for business, and the deposits as of June 30, 2000.


     Office                Location             Date Opened          Deposits
 ----------------      ---------------      ------------------      -----------
 Main office           City of Roanoke      May 15, 1995            $40,999,000
 Starkey Road          Roanoke County       September 11, 1995       48,354,000
 South Roanoke         City of Roanoke      January 15, 1997         12,786,000
 Salem                 City of Salem        April 5, 1999            20,361,000
 Hershberger Road      City of Roanoke      First quarter 2001          na

Strategy

     Our strategy is to enhance shareholder value by increasing net income through continued loan growth, while controlling the cost of deposits and the growth of non-interest expense. To achieve this goal, we plan to provide our customers with products and services comparable to those offered by our competitors and to continue to provide our customers with a high level of personal service. We also intend to continue to expand our network of branches and automated teller machines throughout the Roanoke Valley and to make increased use of alternative delivery systems, such as the Internet and telephone.

Market Area

     Valley Bank's primary service area consists of the Roanoke Valley of Virginia, including the cities of Roanoke and Salem and Roanoke County, and portions of Botetourt, Bedford, and Montgomery County, Virginia. We conduct a general commercial banking business, emphasizing the needs of small- to medium-sized businesses, professional concerns, and individuals.

     The Roanoke Metropolitan Statistical Area (MSA) is the commercial center for southwest Virginia, and is located approximately 165 miles west of Richmond, Virginia, 178 miles northwest of Charlotte, North Carolina, 178 miles east of Charleston, West Virginia and 222 miles southwest of Washington, D.C. Hollins University and Roanoke College, with student enrollments of approximately 1,100 and 1,700, respectively, are located in the Roanoke MSA. Virginia Tech, with a student body of approximately 25,000, and Radford University, with a student body of more than 8,500, are each a 45-minute drive away.

     The population in the Roanoke MSA was estimated at 231,400 at year-end 1999. The Roanoke MSA's recent growth has been slower than that in other key Virginia markets. The Virginia Employment Commission reported that from 1995 through 1999 the number of jobs in the Roanoke MSA increased 3.4%, compared with a 10.4% increase for the state as a whole. The Roanoke MSA had an unemployment rate of 2.0% in June 2000, compared with 2.9% for Virginia and 4.2% nationally.

     Over 6,500 businesses operated in the Roanoke MSA at year-end 1999. The business community in the Roanoke MSA is diverse. The principal components of the economy are retail trade, services, transportation, manufacturing, finance, insurance, and real estate. The Roanoke MSA's position as a regional center creates a strong medical, legal, and business professional community. Carilion Health System, Lewis-Gale Hospital, and the Veterans Administration Hospital are among the area's largest employers. Other large employers include Norfolk Southern Corporation, First Union Corporation, The Kroger Co., General Electric Co., and American Electric Power.

Lending Services

     Valley Bank offers a range of short- to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. Valley Bank also makes various types of real estate loans.

     Our lending efforts are directed primarily to making loans to individuals and businesses in our market area. We believe that our lending and credit policies are conservative. As of June 30, 2000, we had approximately $106.9 million in loans and $29.0 million in unfunded loan commitments outstanding.

     Valley Bank's lending activities are subject to a variety of lending limits imposed by state law. While different limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to Valley Bank), in general Valley Bank is subject to a loan-to-one borrower limit of 15% of Valley Bank's capital and surplus in the case of loans which are not fully secured by readily marketable or other permissible types of collateral. Valley Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. Valley Bank's present legal lending limit is $1,725,000, which does satisfy the credit needs of a large portion of its targeted market segment. Valley Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed our legal lending limits or internal lending policies.

     Valley Bank attempts to react to prevailing market conditions and demands in our lending activities, while avoiding excessive concentration in any particular loan category. We have fixed specific goals as to lending concentration by type of loan. This mix of loans is intended to provide sufficient diversification to balance the risks within the loan portfolio. We manage the portfolio within the following ranges:

  Real estate loans (commercial and residential)       40% to 80%
  Commercial loans                                     25% to 50%
  Consumer loans                                       10% to 25%

     The risk of nonpayment of loans is inherent in all loans. However, management carefully evaluates all loan applicants and attempts to minimize credit risk-exposure with thorough loan application and approval procedures. In determining whether to make a loan, Valley Bank lending personnel analyze the borrower's income and ability to service the loan and credit history, and evaluate the need for collateral to secure recovery in the event of default. Valley Bank maintains an allowance for loan losses based upon management's assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

     Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds will fall within Valley Bank's legal lending limit. These businesses include small- to medium-sized professional firms, retail and wholesale businesses, light industry, and manufacturing concerns operating in and around the primary service area. The types of loans provided include term loans with fixed and variable interest rates and working capital lines of credit with variable rates secured by equipment, inventory, accounts receivable, and commercial real estate. Valley Bank also offers to commercial customers, through an affiliation with Private Business, Inc., an automated accounts receivable-financing product designed to enhance a company's cash flow.

     Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, Valley Bank generally secures appropriate collateral and monitors the financial condition of its business borrowers. In addition, personal guarantees are generally obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the risk of nonpayment. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the financial success of the business borrower itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

     Real Estate Loans. Real estate lending includes commercial and residential development/construction loans, home improvement loans, home equity loans and commercial and residential mortgage loans. Valley Bank also participates in the origination of a limited number of fixed-rate residential mortgage loans that are referred to mortgage brokers. Residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Home improvement loans and home equity loans are generally secured by second mortgages on single family residences in the primary service area. Commercial mortgage loans are secured by first mortgages on commercial properties, generally owner-occupied, in the primary service area.

     The risk associated with residential mortgage lending varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. Commercial real estate lending entails significant additional risk. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally.

     Consumer Loans. Consumer loans are made on a secured or unsecured basis and are oriented primarily to the requirements of Valley Bank's customers, with an emphasis on loans for automobiles, home improvements, debt consolidation, and other personal needs.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Deposit Products and Other Banking Services

     Valley Bank offers deposit products that are typically available in most banks including checking accounts, NOW accounts, savings accounts, Individual Retirement Accounts, and other time deposits ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time deposits are tailored to our principal market area at rates competitive to those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (generally $100,000 per depositor, subject to aggregation rules). Valley Bank solicits accounts from individuals, businesses, associations and organizations, and governmental authorities.

     Other bank services include safe deposit boxes, cash management services, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Valley Bank is associated with the Star, Cirrus, and The Exchange shared networks of automated teller machines that may be used by bank customers throughout Virginia and other regions. Valley Bank also offers VISA and MasterCard credit card services.

     Valley Bank does not plan to exercise trust powers during the next several years. Valley Bank may in the future offer a full-service trust department, but cannot do so without the prior approval of its federal and state regulators.

Competition

     Banking in the Roanoke Valley is highly competitive. Valley Bank competes as a financial intermediary with other commercial banks, savings & loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other institutions operating in the Roanoke Valley and elsewhere.

     Valley Bank's market area is a highly concentrated, highly branched banking market. As of June 30, 2000 there were approximately 14 commercial banks and savings and loan associations operating approximately 100 offices in the Roanoke Valley. The only locally owned and operated commercial banks are Valley Bank and Salem Bank & Trust Company. SunTrust Bank is a part of the SunTrust family of banks, with a regional presence based in Richmond, and First Virginia Bank-Southwest is a subsidiary of a holding company headquartered in Falls Church, Virginia. Bank of America, First Union National Bank, Wachovia Bank, First Citizens Bank, and BB&T Bank all are subsidiaries of holding companies headquartered in North Carolina. In addition, four out-of-town Virginia based community banks, Bank of Floyd, First National Exchange Bank, Bank of Botetourt, and The Bank of Fincastle, have each opened one or more branches in our market area. Also, numerous credit unions operate offices in the Roanoke Valley. Further, various other financial companies, ranging from local to national firms, provide financial services to residents of this market area.

     We believe that Valley Bank will be able to compete effectively in this market, and that the community will continue to respond to Valley Bank's community bank focus and emphasis on service to small businesses, individuals, and professional concerns.

Employees

     At June 30, 2000, Valley Bank had 45 full-time employees, including its officers. Valley Financial does not have any regular employees other than its officers. We believe that our employee relations are excellent.

Properties

     Valley Bank leases approximately 13,750 square feet of recently-renovated office space on the first three floors of a seven story office building in downtown Roanoke for its main office. The lease expires December 31, 2004, with options to renew for two additional five-year terms. Valley Bank owns its Starkey Road office, a 2,700 square foot building constructed in 1995 on a one-acre site at 4467 Starkey Road in southwest Roanoke County near Tanglewood Mall.

     Valley Bank leases its South Roanoke office, a recently-renovated 914 square foot facility. That lease has an initial term of 12 years with one five-year renewal option. We own the office located at 8 East Main Street in Salem. That office is a newly-constructed Colonial Williamsburg style building with two floors containing 6,000 square feet, of which we occupy the first story and lease the second story. The structure is located on an approximately one-half acre site near the center of the City of Salem.

     In September of this year, we purchased from First Union National Bank for $485,000 that bank's existing Hershberger Road branch office near Crossroads Mall in Roanoke. We plan to remodel and equip the property at an additional cost of about $265,000, and open for business in early 2001. In the opinion of Valley Financial management, our properties are adequate for our current operations and adequately covered by insurance.

Legal Proceedings

     Neither Valley Bank nor Valley Financial is a party to any pending legal proceeding or aware of any threatened legal proceeding where Valley Bank or Valley Financial may be exposed to any material loss. From time to time in the normal course of business Valley Bank files standard claims to collect loans.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion presents major components of Valley Financial's business and presents an overview of its consolidated financial position at June 30, 2000 and December 31, 1999 and 1998 and its results of operations for the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998. The discussion should be read in conjunction with Valley Financial's consolidated financial statements and notes thereto, and other financial data appearing elsewhere in this prospectus.

     Valley Financial is not aware of any current recommendations by regulatory authorities, which if implemented, would have a material effect on its liquidity, capital resources or results of operations. Further, there are no agreements between Valley Financial and the Federal Reserve, the Virginia State Corporation Commission or the FDIC, nor has any regulatory agency made any recommendations concerning the operations of Valley Financial that could have a material effect on its liquidity, capital resources or results of operations.

Overview

     Valley Financial was incorporated as a Virginia stock corporation on March 15, 1994 primarily to own and control all of the capital stock of Valley Bank. Valley Bank opened for business on May 15, 1995. In July 1995, Valley Financial completed its initial public offering of 964,040 shares (1,012,242 shares after the effect of the 1.05 for 1.00 stock split effected in the form of a stock dividend declared January 20, 2000 and paid February 15, 2000) of its no par common stock at a price of $10.00 per share. The offering resulted in gross proceeds to Valley Financial of $9.6 million, reduced by $551,000 of direct stock issuance costs associated with the offering, for net proceeds of $9.1 million. As of June 30, 2000 $9.0 million has been invested in Valley Bank as equity capital and the remainder retained at the parent company for working capital needs.

     Total assets at June 30, 2000 were $152.0 million, up $14.8 million or 10.8% from December 31, 1999. Total assets at December 31, 1999 were $137.2 million, up 30.4% from $105.2 million at December 31, 1998. The principal components of Valley Financial's assets at June 30, 2000 were $34.9 million in securities available-for-sale and $106.9 million in gross loans, representing increases of 9.1% and 17.0%, respectively over their levels at December 31, 1999. Securities available-for-sale and gross loans were $32.0 million and $91.4 million, respectively, at December 31, 1999.

     Total liabilities were $142.2 million at June 30, 2000, up $14.1 million or 11.0% from December 31, 1999. Total liabilities at December 31, 1999 were $128.1 million, up from $96.0 million at December 31, 1998, an increase of $32.1 million or 33.4%. The largest components of the increase in total liabilities were a $2.3 million subordinated capital note finalized during the second quarter of 2000, a second long-term FHLB advance in 1999 in the amount of $5.0 million, and the introduction of an overnight repurchase agreement program with appropriate commercial customers in 1999 that increased total liabilities by $992,000. Total deposits at June 30, 2000 were $121.5 million, an increase of $6.0 million or 5.2% over their level at December 31, 1999. As part of this increase, Valley Bank's commercial sweep program grew $3.2 million during the first six months of 2000. Total deposits at December 31, 1999 were $115.5 million, up $25.5 million or 28.3% from $90.0 million at December 31, 1998.


     Total shareholders' equity at June 30, 2000 was $9.7 million. Exclusive of the unrealized losses on securities available-for-sale, shareholders' equity was $10.7 million at June 30, 2000. Total shareholders' equity at December 31, 1999 was $9.1 million, consisting of $9.1 million in net proceeds from Valley Financial's initial public offering, $10,000 in proceeds from the exercise of stock options and retained earnings of $934,000, and including $978,000 of unrealized losses on securities available-for-sale, net of related deferred tax benefit. Exclusive of the unrealized losses on securities available-for-sale, shareholders' equity was $10.0 million at December 31, 1999. At December 31, 1998 total shareholders' equity was $9.0 million exclusive of unrealized losses on securities available-for-sale. See "- Investment Securities" on page 21 for information on our investment portfolio.

     Net income for the six months ended June 30, 2000 was $684,000, compared with $414,000 for the six-month period ended June 30, 1999. Valley Financial had net income of $1.0 million for the year ended December 31, 1999 compared with $758,000 for the year ended December 31, 1998. The substantial improvement in profitability results from a substantial increase in loans outstanding, an improved net interest margin and a substantial increase in noninterest income, partially offset by increased noninterest expenses in all major categories.

     For the six-month period ended June 30, 2000, profitability as measured by Valley Financial's annualized return on average assets (ROA) was .97% and annualized return on average equity (ROE) was 13.22%. The ROA and ROE were .86% and 10.98% in 1999, respectively. The ROA and ROE ratios were .83% and 8.87% in 1998, respectively. The calculation of ROE excludes the effect of any unrealized gains or losses on investment securities available-for-sale.

Net Interest Income

     Net interest income is the amount by which interest and fees generated from loans and investments exceeds the interest expense associated with funding those assets, and represents the principal source of earnings for Valley Financial and Valley Bank. Changes in the volume and mix of earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Changes in the interest rate environment and Valley Financial's cost of funds also affect net interest income.

Six months ended June 30, 2000 and June 30, 1999

     Net interest income was $2.7 million for the six months ended June 30, 2000 and is attributable to interest income from loans and securities exceeding the cost of interest paid on deposits and borrowed funds. Net interest income for the first half of 2000 increased 35.0% from $2.0 million for the same period in 1999. The net interest margin on a fully taxable equivalent basis was 4.14% for the first six months of 2000, an increase of 20 basis points from the 3.94% reported for the same period in 1999. Despite a rising interest rate environment and fierce competition for deposits, Valley Financial has been successful in increasing the net interest margin by offsetting cost of funds increases with higher yields on loans and other earning assets.

Years ended December 31, 1999 and December 31, 1998

     Net interest income was $4.3 million for 1999 and is attributable to interest income from loans and securities exceeding the cost of interest paid on deposits and borrowed funds. Net interest income increased $1.1 million or 32.8% over the same period in 1998. Total interest income was $8.8 million for 1999 as compared to $6.8 million in 1998, an increase of $2.0 million or 29.4%. This increase is attributable to Valley Bank's reinvestment of the funds from the increase in deposits into loans and securities. The net interest margin was 3.92% for the year ended 1999 as compared to 3.86% for the year ended 1998. This increase in the net interest margin for the year ended December 31, 1999 is largely attributable to controlling deposit costs in relation to income generated on earning assets, as the cost of funds ratio decreased 26 basis points from 4.28% in 1998 to 4.02% in 1999.

     The following tables present the major categories of interest-earning assets, interest-bearing liabilities, and shareholders' equity with corresponding average balances, related interest income or expense, and resulting yields and rates for the periods indicated. Where appropriate, income categories and yields have been adjusted in the table to their fully taxable equivalent basis. The numbers included in the preceding discussion of net interest income have not been adjusted to their fully taxable equivalent basis.

                  Net Interest Income and Average Balances (1)
                             (dollars in thousands)

                                                                        Six Months Ended June 30,
                                              --------------------------------------------------------------------------
                                                                2000                                  1999
                                              --------------------------------------------------------------------------
                                                 Average      Interest      Rate         Average     Interest     Rate
Assets:                                          Balance       Income       Earned       Balance      Income     Earned
                                              -------------  ----------- ------------  -----------  ----------  --------
Interest-earning assets:
 Loans (2) (5)                                $      98,403  $     4,378        8.92%   $   77,822   $    3,192     8.27%
 Investment securities:
  Taxable                                            28,166          907        6.46%       20,739          643     6.25%
  Nontaxable (3)                                      8,140          297        7.32%        6,413          234     7.36%
 Money market investments                               804           25        6.24%        1,469           34     4.67%
                                              -------------  -----------                ----------   ----------
   Total interest-earning assets                    135,513        5,607        8.30%      106,443        4,103     7.77%

Other assets:
Reserve for loan losses                                (977)                                  (768)
Cash and due from banks                               3,441                                  3,262
Other assets, net                                     2,875                                  3,416
                                              -------------                             ----------
   Total assets                               $     140,852                             $  112,353
                                              =============                             ==========

                                                 Average      Interest       Rate        Average     Interest     Rate
Liabilities and shareholders' equity:            Balance       Expense       Paid        Balance      Expense     Paid
                                              -------------  ----------- ------------  -----------  ----------  --------
Interest-bearing liabilities:
 Savings, NOW, and MMA                        $      32,087  $       524        3.28%   $   33,492   $      539      3.25%
 Time deposits                                       67,886        1,873        5.53%       49,505        1,309      5.33%
 Repurchase agreements                                2,673           64        4.80%            -            -         -
 FHLB advances                                        9,753          265        5.45%        6,326          157      5.00%
 Subordinated capital note                               13            -           -             -            -         -
 Other borrowings                                     2,576           84        6.54%          642           17      5.34%
                                              -------------  -----------                ----------   ----------
   Total interest-bearing liabilities               114,988        2,810        4.90%       89,965        2,022      4.53%

Noninterest-bearing liabilities:
 Demand deposits                                     15,043                                 12,087
 Other liabilities                                      432                                  1,084
                                              -------------                             ----------
   Total liabilities                                130,463                                103,136

Shareholders' equity, exclusive of
 unrealized gains/losses on securities               10,389                                  9,217
                                              -------------                             ----------

   Total liabilities and shareholders' equity $     140,852                             $  112,353
                                              =============                             ==========
Net interest income                                          $     2,797                             $    2,081
                                                             ===========                             ==========
Net interest margin (4)                                                         4.14%                                3.94%
                                                                           =========                            =========

--------------------------
(1) Averages are daily averages.
(2) Loan interest income includes loan fees of $281,000 and $109,000 for the six-month periods ended June 30, 2000 and 1999, respectively.
(3) Nontaxable interest income is adjusted to its fully taxable equivalent basis using a federal tax rate of 34% and a state tax rate of 6% where applicable. The effective tax rate was 28% and 26% for the six-month periods ended June 30, 2000 and 1999, respectively.
(4) The net interest margin is calculated by dividing net interest income (tax equivalent basis) by average total earning assets.
(5)  Non-accrual loans are included in the above yield calculation.

                 Net Interest Income and Average Balances (1)

                             (dollars in thousands)

                                                                        Years Ended December 31,
                                              ------------------------------------------------------------------------
                                                               1999                                 1998
                                              --------------------------------------  --------------------------------
                                                  Average      Interest      Rate       Average    Interest     Rate
Assets:                                           Balance       Income      Earned      Balance     Income     Earned
                                              --------------  -----------  ---------  -----------  ---------  --------
Interest-earning assets:
 Loans (2) (5)                                $      81,962   $    6,823      8.32%   $  59,175    $   5,059      8.55%
 Investment securities:
  Taxable                                            23,415        1,476      6.30%      20,888        1,365      6.53%
  Nontaxable (3)                                      6,815          497      7.29%       4,104          295      7.19%
 Money market investments                             2,600          135      5.19%       2,892          151      5.22%
                                              -------------   ----------              ---------    ---------
   Total interest-earning assets                    114,792        8,931      7.78%      87,059        6,870      7.89%

Other assets:
Reserve for loan losses                                (813)                               (571)
Cash and due from banks                               3,336                               2,451
Other assets, net                                     3,307                               2,624
                                              -------------                           ---------
   Total assets                               $     120,622                           $  91,563
                                              =============                           =========

                                                 Average        Interest     Rate      Average     Interest     Rate
Liabilities and shareholders' equity             Balance        Expense      Paid      Balance      Expense     Paid
                                              --------------  -----------  --------  -----------  -----------  -------
Interest-bearing liabilities:
 Savings, NOW, and MMA                        $      32,814   $    1,052      3.21%   $  25,461    $     866      3.40%
 Time deposits                                       55,570        2,932      5.28%      42,995        2,391      5.56%
 Repurchase agreements                                  244           10      4.10%           -            -         -
 FHLB advances                                        8,233          415      5.04%       4,137          208      5.03%
 Other borrowings                                       414           23      5.56%         839           47      5.60%
                                              -------------   ----------              ---------    ---------
   Total interest-bearing liabilities                97,275        4,432      4.56%      73,432        3,512      4.78%

Noninterest-bearing liabilities:
 Demand deposits                                     13,044                               8,602
 Other liabilities                                      820                                 910
                                              -------------                           ---------
   Total liabilities                                111,139                              82,944

Shareholders' equity, exclusive of
 unrealized gains/losses on securities                9,483                               8,619
                                              -------------                           ---------

   Total liabilities and shareholders' equity $     120,622                           $  91,563
                                              =============                           =========
Net interest income                                           $    4,499                           $   3,358
                                                              ==========                           =========
Net interest margin (4)                                                       3.92%                               3.86%
                                                                          ========                            ========

------------------------------
(1)  Averages are daily averages.
(2) Loan interest income includes loan fees of $230,000 and $156,000 for the years ended 1999 and 1998, respectively.
(3) Nontaxable interest income is adjusted to its fully taxable equivalent basis using a federal tax rate of 34%.
(4) The net interest margin is calculated by dividing net interest income (tax equivalent basis) by average total earning assets.
(5)  Non-accrual loans are included in the above yield calculation.

     As discussed above, Valley Financial's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities (referred to as "volume change") as well as by changes in yields earned on interest-earning assets and rates paid on deposits and borrowed funds (referred to as "rate change"). The following tables present, for the periods indicated, a summary of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities and the amounts of change attributable to variations in volumes and rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                         Rate/Volume Variance Analysis
                             (dollars in thousands)

                                                                    Six Months Ended June 30,
                                                                      2000 compared to 1999
                                                                 -----------------------------
                                                                  Volume      Rate      Net
                                                                 ---------  --------  --------
Interest earned on interest-earning assets:
Loans                                                              $  914      $272     $1,186
Investment securities:
 Taxable                                                              238        26        264
 Nontaxable                                                            63         -         63
Money market investments                                              (26)       17         (9)
                                                                   ------      ----     ------
  Total interest earned on interest-earning assets                  1,189       315      1,504
                                                                   ------      ----     ------

Interest paid on interest-bearing liabilities:
Savings and NOW accounts                                              (19)        4        (15)
Time deposits                                                         512        52        564
FHLB borrowings                                                        93        15        108
Securities sold under agreements to repurchase                         64         -         64
Other borrowings                                                       62         5         67
                                                                   ------      ----     ------
  Total interest paid on interest-bearing liabilities                 712        76        788
                                                                   ------      ----     ------
  Change in net interest income                                    $  477      $239     $  716
                                                                  =======      ====     ======
                                                         Year Ended December 31,           Year Ended December 31,
                                                          1999 compared to 1998             1998 compared to 1997
                                                      ------------------------------     ----------------------------
                                                       Volume      Rate        Net       Volume      Rate       Net
                                                      -------     ------     -------     ------     ------    -------
Interest earned on interest-earning assets:
Loans                                                  $1,896      $(132)     $1,764      $1,547     $(46)     $1,501
Investment securities:
 Taxable                                                  158        (47)        111         181        4         185
 Nontaxable                                               197          5         202         295        -         295
Money market investments                                  (15)        (1)        (16)         85       (2)         83
                                                       ------      -----      ------      ------     ----      ------
  Total interest earned on interest-earning assets      2,236       (175)      2,061       2,108      (44)      2,064
                                                       ------      -----      ------      ------     ----      ------

Interest paid on interest-bearing liabilities:
Savings and NOW accounts                                  232        (45)        187         417      (36)        381
Time deposits                                             654       (113)        541         355       19         374
FHLB borrowings                                           207          -         207         208        -         208
Securities sold under agreements to repurchase              9          -           9           -        -           -
Other borrowings                                          (24)         -         (24)         38        -          38
                                                       ------      -----      ------      ------     ----      ------
  Total interest paid on interest-bearing
   liabilities                                          1,078       (158)        920       1,018      (17)      1,001
                                                       ------      -----      ------      ------     ----      ------
  Change in net interest income                        $1,158      $ (17)     $1,141      $1,090     $(27)     $1,063
                                                       ======      =====      ======      ======     ====      ======

Noninterest Income

Six months ended June 30, 2000 and June 30, 1999

     Noninterest income of $195,000 in the six months ended June 30, 2000 consisted of service charges and fees on accounts and other miscellaneous income, and represented an increase of $49,000 or 33.6% over the $146,000 reported for the same period one year earlier. For the three months ended June 30, 2000 noninterest income was $111,000, an increase of $39,000 or 54.2% over the $72,000 reported for the second quarter of 1999.

Years ended December 31, 1999 and December 31, 1998

     Noninterest income of $354,000 in 1999 consisted of service charges and fees on accounts, securities gains and losses, and other miscellaneous income, and represented an increase of $90,000 or 34.1% over the 1998 level.

     Future levels of noninterest income are expected to increase as a direct result of business growth and expansion.

Noninterest Expense

Six months ended June 30, 2000 and June 30, 1999

     Noninterest expense for the first six months of 2000 was $1.8 million, an increase of $315,000 or 21.6% over the same period in 1999. The largest components of the increase were compensation expense as additional employees were hired due to growth, occupancy expense due to growth and expansion, growth-related data processing expense, and increases in various other expense categories. Total full-time equivalent employees increased from 39 at June 30, 1999 to 45 as of June 30, 2000. Noninterest expense for the quarter ended June 30, 2000 was $901,000, an increase of $138,000 or 18.1% over the second quarter of 1999.

Years ended December 31, 1999 and December 31, 1998

     Noninterest expense for 1999 was $3.0 million, an increase of $777,000 or 34.5% over 1998. The largest components of the increase, which includes costs associated with the opening of Valley Bank's Salem office on April 5, 1999, were compensation expense as additional employees were hired due to growth, occupancy expense due to growth and expansion, growth-related data processing expense, and increases in various other expense categories. Total full-time equivalent employees increased from 30 at December 31, 1998 to 42 as of December 31, 1999, a 40% increase.

     Noninterest expenses are expected to increase in future years as a direct result of business growth and expansion.

Income Taxes

Six months ended June 30, 2000 and June 30, 1999

     To reflect Valley Financial's anticipated federal income tax liability, an expense of $270,000 and $147,000 at an effective tax rate of 28% and 26% was recognized in the six months ended June 30, 2000 and June 30, 1999, respectively. The increased income tax in the six months ended June 30, 2000 is a result of higher taxable income and a higher effective tax rate.

Years ended December 31, 1999 and December 31, 1998

     During 1999 and 1998 Valley Financial recorded federal income tax provisions in the amounts of $394,000 and $263,000, respectively. The increased income tax in 1999 is a result of higher taxable income and a higher effective tax rate.

Earning Assets

Six months ended June 30, 2000 and June 30, 1999

     Average earning assets were $135.5 million at June 30, 2000 as compared to $106.4 million as of June 30, 1999, an increase of $29.1 million, or 27.3%. Total average earning assets were 96.2% of total average assets at June 30, 2000 as compared to 94.7% at June 30, 1999. Average loans represented the largest component of average earning assets and increased 26.4% to $98.4 million at June 30, 2000, up from $77.8 million as of June 30, 1999. Average loans were 72.6% of average earning assets and 69.9% of average total assets as of June 30, 2000, as compared to 73.1% and 69.3%, respectively, one year earlier. Average investment securities, including both taxable and nontaxable, increased 33.7% to $36.3 million, up from $27.2 million as of June 30, 1999. Average investment securities were 26.8% of average earning assets and 25.8% of average total assets as of June 30, 2000, as compared to 25.5% and 24.2%, respectively, one year earlier.

Years ended December 31, 1999 and December 31, 1998

     Average earning assets were $114.8 million at December 31, 1999 as compared to $87.1 million as of December 31, 1998, an increase of $27.7 million, or 31.9%. Total average earning assets were 95.2% of total average assets at December 31, 1999 as compared to 95.1% at December 31, 1998. Average loans represented the largest component of average earning assets and increased 38.5% to $82.0 million at December 31, 1999, up from $59.2 million as of December 31, 1998. Average loans were 71.4% of average earning assets and 67.9% of average total assets as of December 31, 1999, as compared to 68.0% and 64.6%, respectively, one year earlier. Average investment securities, including both taxable and nontaxable, increased 21.0% to $30.2 million, up from $25.0 million as of December 31, 1998. Average investment securities were 26.3% of average earning assets and 25.1% of average total assets as of December 31, 1999, as compared to 28.7% and 27.3%, respectively, one year earlier.

     A summary of average assets as of June 30, 2000 and 1999 is shown in the following table.

                               Average Asset Mix
                            (dollars in thousands)

                                            June 30, 2000           June 30, 1999
                                        ---------------------   ---------------------
                                         Average                 Average
                                         Balance     Percent     Balance     Percent
                                        ---------   ---------   ---------   ---------
Earning assets:
Loans, total                            $  98,403       69.86%  $  77,822       69.26%
Investment securities:
 Taxable                                   28,166       20.00      20,739       18.46
 Nontaxable                                 8,140        5.78       6,413        5.71
Money market investments                      804        0.57       1,469        1.31
                                        ---------   ---------   ---------   ---------
  Total earning assets                    135,513       96.21     106,443       94.74
                                        ---------   ---------   ---------   ---------

Nonearning assets:
Cash and due from banks                     3,441        2.44       3,262        2.90
Other assets                                1,898        1.35       2,648        2.36
                                        ---------   ---------   ---------   ---------
  Total nonearning assets                   5,339        3.79       5,910        5.26
                                        ---------   ---------   ---------   ---------
     Total assets                       $ 140,852      100.00%  $ 112,353      100.00%
                                        =========   =========   =========   =========

     A summary of average assets as of December 31, 1999 and 1998 is shown in the following table.

                               Average Asset Mix
                            (dollars in thousands)

                                          December 31, 1999       December 31, 1998
                                        ---------------------   ---------------------
                                         Average                 Average
                                         Balance     Percent     Balance     Percent
                                        ---------   ---------   ---------   ---------
Earning assets:
Loans, total                            $  81,962       67.95%  $  59,175       64.63%
Investment securities:
  Taxable                                  23,415       19.41      20,888       22.81
  Nontaxable                                6,815        5.65       4,104        4.48
Money market investments                    2,600        2.16       2,892        3.16
                                        ---------   ---------   ---------   ---------
    Total earning assets                  114,792       95.17      87,059       95.08
                                        ---------   ---------   ---------   ---------
Nonearning assets:
Cash and due from banks                     3,336        2.76       2,451        2.68
Other assets                                2,494        2.07       2,053        2.24
                                        ---------   ---------   ---------   ---------
    Total nonearning assets                 5,830        4.83       4,504        4.92
                                        ---------   ---------   ---------   ---------
           Total assets                 $ 120,622      100.00%  $  91,563      100.00%
                                        =========   =========   =========   =========

Investment Securities

     Valley Financial's investment portfolio is used both for investment income and liquidity purposes. See "--Liquidity" on page 35 for a discussion of the liquidity provided by the investment portfolio. Funds not used for capital expenditures or lending activities are invested in securities of the U.S. Government and its agencies, mortgage-backed securities, municipal bonds, corporate bonds, and equity securities. Obligations of the U.S. Government and its agencies include treasury notes and both callable and noncallable agency bonds. Mortgage-backed securities include pools issued by government agencies. Municipal bonds include taxable and tax-exempt general obligation and revenue issues. Corporate bonds are investment grade. Equity securities include shares of the Federal Reserve Bank of Richmond, Federal Home Loan Bank of Atlanta, Community Bankers Bank, and corporate preferred stocks. Valley Financial does not invest in derivatives or other types of high-risk securities. The entire investment portfolio is classified as available-for-sale in order to provide maximum liquidity for funding needs. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in shareholders' equity.

Six months ended June 30, 2000 and June 30, 1999

     Investment securities at June 30, 2000 were $34.9 million, an increase of $2.9 million or 9.2% from their level of $32.0 million on December 31, 1999. This increase resulted from the purchase of securities in the first quarter of 2000, which were funded from excess cash reserves held at December 31, 1999 in anticipation of the century change. Securities actually decreased $227,000 in the second quarter of 2000, primarily due to principal prepayments on asset-backed securities.

Years ended December 31, 1999 and December 31, 1998

     Investment securities at December 31, 1999 were $32.0 million, an increase of $5.9 million or 22.4% from their level of $26.1 million on December 31, 1998. The increase was primarily due to the purchase of investment securities with the proceeds from a $5.0 million FHLB advance in the second quarter of 1999.

     The following table presents the investment portfolio at June 30, 2000 and 1999 by major types of investments.

                 Investment Portfolio - Category Distribution
                            (dollars in thousands)

                                                 June 30, 2000               June 30, 1999
                                         ----------------------------  -------------------------
                                           Amortized    Approximate    Amortized     Approximate
                                             Cost       Fair Values      Cost        Fair Values
                                         ------------   ------------  ----------    ------------
Securities available for sale:
U.S. Treasury                                $   200        $   199      $   199         $   199
U.S. Government agencies                      23,283         22,229       21,866          21,237
Mortgage-backed securities                     3,496          3,429        2,738           2,729
States and political subdivisions              8,154          7,801        7,077           6,892
Corporate debt securities                        100             99          100             100
Equity securities                              1,168          1,153          997             995
                                         ------------   ------------  ----------    ------------
     Total                                   $36,401        $34,910      $32,977         $32,152
                                         ============   ============  ==========    ============

     The following table presents the investment portfolio at December 31, 1999 and 1998 by major types of investments.

                 Investment Portfolio - Category Distribution
                            (dollars in thousands)

                                               December 31, 1999              December 31, 1998
                                         ----------------------------   -----------------------------
                                           Amortized     Approximate     Amortized       Approximate
                                             Cost        Fair Values        Cost         Fair Values
                                         ------------   -------------   ------------    -------------
Securities available for sale:
U.S. Treasury                              $     200      $     198       $    199         $    202
U.S. Government agencies                      22,182         21,179         14,680           14,725
Mortgage-backed securities                     2,675          2,642          3,841            3,851
States and political subdivisions              7,292          6,874          6,105            6,298
Corporate debt securities                         99             99            100              102
Equity securities                                997            972            935              940
                                         ------------   ------------     ---------     ------------
     Total                                 $  33,445      $  31,964       $ 25,860         $ 26,118
                                         ============   ============     =========     ============

     The following tables present the maturity ranges of the investment portfolio as of June 30, 2000 and December 31, 1999. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                 Investment Portfolio - Maturity Distribution
                            (dollars in thousands)

                                                                June 30, 2000
                                                      ---------------------------------
                                                       Amortized      Fair
                                                         Costs        Value      Yield
                                                      -----------  -----------  -------
Available-for-sale
U. S. Treasury securities and obligations of U. S.
  Government corporations:
     Within one year                                    $     200   $     199     5.47%
     After one but within five years                        7,131       6,889     6.19%
     After five but within ten years                       14,492      13,674     6.43%
     After ten years                                        1,661       1,667     7.82%
Obligations of states and subdivisions:
     After one but within five years                          300         295     6.92%
     After five but within ten years                        1,453       1,428     6.95%
     After ten years                                        6,400       6,077     7.32%
Corporate securities:
     After one but within five years                          100          99     7.05%
Other securities:
     Within one year                                           60          60        -%
     After five but within ten years                          650         650     7.46%
     After ten years                                          458         443     6.83%
Mortgage-backed securities                                  3,496       3,429     6.67%
                                                      -----------  ----------
       Total                                            $  36,401   $  34,910     6.64%
                                                      ===========  ==========

Total securities by maturity period*
Within one year                                         $     260   $     259     5.47%
After one but within five years                             7,531       7,283     6.23%
After five but within ten years                            16,595      15,752     6.52%
After ten years                                             8,519       8,187     7.40%
                                                      -----------  ----------
       Total                                            $  32,905   $  31,481     6.63%
                                                      ===========  ==========

-----------------------
* Maturities on the mortgage-backed securities are not presented in this table because maturities may differ substantially from contractual terms due to early repayments of principal.

                 Investment Portfolio - Maturity Distribution
                            (dollars in thousands)

                                                               December 31, 1999
                                                      --------------------------------
                                                        Amortized      Fair
                                                          Costs       Value      Yield
                                                      -----------    --------    -----
Available-for-sale
U. S. Treasury securities and obligations of U. S.
  Government corporations:
     After one but within five years                      $ 6,328     $ 6,144     6.14%
     After five but within ten years                       15,491      14,673     6.43%
     After ten years                                          562         559     6.44%
     Obligations of states and subdivisions:
     After one but within five years                          300         297     7.37%
     After five but within ten years                          839         816     7.19%
     After ten years                                        6,153       5,761     7.74%
Corporate securities:
     After one but within five years                          100          99     7.05%
Other securities:
     Within one year                                           60          60        -%
     After one but within five years                          500         500     7.50%
     After ten years                                          437         412     6.86%
Mortgage-backed securities                                  2,675       2,643     6.37%
                                                      -----------    --------
       Total                                              $33,445     $31,964     6.50%
                                                      ===========    ========

Total securities by maturity period*
Within one year                                           $    60     $    60        -%
After one but within five years                             7,228       7,040     6.19%
After five but within ten years                            16,330      15,489     6.42%
After ten years                                             7,152       6,732     7.50%
                                                      -----------    --------
       Total                                              $30,770     $29,321     6.53%
                                                      ===========    ========

-----------------------
* Maturities on the mortgage-backed securities are not presented in this table because maturities may differ substantially from contractual terms due to early repayments of principal.

Loan Portfolio

     The loan portfolio primarily consists of commercial, real estate (including real estate term loans, construction loans, and other loans secured by real estate), and loans to individuals for household, family, and other consumer purposes. Valley Financial adjusts its mix of loans and the terms of its loan programs according to economic and market conditions, asset/liability management considerations and other factors. More than 90% of our loans are made to businesses and individuals located within Valley Financial's primary market area, most of whom maintain deposit accounts with Valley Bank. There is no concentration of loans exceeding 10% of total loans which is not disclosed in the consolidated financial statements and the notes thereto or discussed below. Valley Financial has not made any loans to any foreign entities, including governments, banks, businesses or individuals. Commercial and construction loans and home equity lines of credit in the loan portfolio are primarily variable rate loans and have little interest rate risk. Management seeks to maintain the ratio of loans to deposits in a range of 70% to 85%.

Six months ended June 30, 2000 and June 30, 1999

     Valley Financial's total gross loans were $106.9 million at June 30, 2000, an increase of $15.5 million or 17.0% from the $91.4 million reported at December 31, 1999. Valley Financial's ratio of total loans to total deposits stood at 88.0% at June 30, 2000 and 79.1% at December 31, 1999. The ratio at June 30, 2000 reflects stronger loan growth than deposit growth for the first six months of the year.

Years ended December 31, 1999 and December 31, 1998

     Valley Financial's total gross loans were $91.4 million at December 31, 1999, an increase of $19.8 million or 27.6% from the $71.6 million reported one year earlier. Valley Financial's ratio of total loans to total deposits was 79.1% at December 31, 1999 and 79.6% at December 31, 1998.

     The following table summarizes the loan portfolio by category as of the six-month periods ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998.

                            Loan Portfolio Summary
                            (dollars in thousands)

                                                  June 30,                  December 31,
                                          ------------------------    -----------------------
                                             2000          1999          1999         1998
                                          ----------    ----------    ----------    ---------
Commercial and industrial loans            $  27,771     $  21,419     $  24,651    $  17,794
Commercial real estate                        37,673        29,523        33,485       22,040
Real estate construction                       7,596         4,813         5,225        4,711
Residential real estate                       18,404        14,533        14,548       14,429
Loans to individuals                          15,490        13,396        13,481       12,648
                                          ----------    ----------    ----------    ---------
Total loans                                $ 106,934     $  83,684     $  91,390    $  71,622
                                          ==========    ==========    ==========    =========

     The following tables present the maturity distribution of the loan portfolio based on scheduled repayments at June 30, 2000 and December 31, 1999.


                          Maturity Schedule of Loans
                            (dollars in thousands)

                                                             June 30, 2000
                                          ---------------------------------------------------
                                          Due Within    Due One to    Due After
                                           One Year     Five Years    Five Years      Total
                                          ----------    ----------    ----------    ---------
Commercial and industrial loans            $  15,995     $   9,193     $   2,583    $  27,771
Commercial real estate                         3,053        18,847        15,773       37,673
Real estate construction                       3,237           605         3,754        7,596
Residential real estate                        1,485         3,538        13,381       18,404
Loans to individuals                           1,411         3,017        11,062       15,490
                                          ----------    ----------    ----------    ---------
Total loans                                $  25,181     $  35,200     $  46,553    $ 106,934
                                          ==========    ==========    ==========    =========



                                                           December 31, 1999
                                          ---------------------------------------------------
                                          Due Within    Due One to    Due After
                                           One Year     Five Years    Five Years      Total
                                          ----------    ----------    ----------    ---------
Commercial and industrial loans            $  12,852     $   8,258     $   3,541    $  24,651
Commercial real estate                         1,578        17,328        14,579       33,485
Real estate construction                       3,205            56         1,964        5,225
Residential real estate                          167         4,502         9,879       14,548
Loans to individuals                           1,315         2,392         9,774       13,481
                                          ----------    ----------    ----------    ---------
Total loans                                $  19,117     $  32,536     $  39,737    $  91,390
                                          ==========    ==========    ==========    =========

     The following tables present commercial and industrial and real estate construction loans that are due after one year, broken out by fixed and variable rate loans.

                         Fixed and Variable Rate Loans
                            (dollars in thousands)

                                                             June 30, 2000
                                          ----------------------------------------------------
                                                   Fixed                      Variable
                                          ------------------------    ------------------------
                                          Due One to    Due After     Due One to    Due After
                                          Five Years    Five Years    Five Years    Five Years
                                          ----------    ----------    ----------    ----------
Commercial and industrial                     $5,702        $1,771        $3,491        $  812
Real estate construction                         231         2,938           374           816
                                          ----------    ----------    ----------    ----------
     Total                                    $5,933        $4,709        $3,865        $1,628
                                          ==========    ==========    ==========    ==========

                                                           December 31, 1999
                                          ----------------------------------------------------
                                                   Fixed                      Variable
                                          ------------------------    ------------------------
                                          Due One to    Due After     Due One to    Due After
                                          Five Years    Five Years    Five Years    Five Years
                                          ----------    ----------    ----------    ----------
Commercial and industrial                     $6,709        $1,834        $1,549        $1,707
Real estate construction                          56         1,841             -           123
                                          ----------    ----------    ----------    ----------
     Total                                    $6,765        $3,675        $1,549        $1,830
                                          ==========    ==========    ==========    ==========

Loan Category Analysis

     Commercial Loans. Commercial and industrial loans accounted for 26.0% of the loan portfolio as of June 30, 2000 and stood at $27.8 million versus $21.4 million at June 30, 1999. As of December 31, 1999, commercial and industrial loans accounted for 27.0% of the loan portfolio and stood at $24.7 million versus $17.8 million one year earlier. Such loans generally are made to provide operating lines of credit, to finance the purchase of inventory or equipment, and for other business purposes. The creditworthiness of the borrower is analyzed and re-evaluated on a periodic basis. Most commercial loans are collateralized with business assets such as accounts receivable, inventory, and equipment. Even with substantial collateral such as all the assets of the business and personal guarantees, commercial lending involves considerable risk of loss in the event of a business downturn or failure of the business.

     Commercial Real Estate Loans. Commercial real estate mortgages represent financing of commercial properties that are secured by real estate, and were 35.2% of total loans at June 30, 2000 and 36.6% at December 31, 1999. Outstanding loans in this category equaled $37.7 million at June 30, 2000, $29.5 million at June 30, 1999, $33.5 million at December 31, 1999, and $22.0 million at December 31, 1998. Valley Financial prefers to make commercial real estate loans secured by owner-occupied properties, and as of June 30, 2000 over 60% of these loans are secured in that manner. Such borrowers are generally engaged in business activities other than real estate, and the primary source of repayment is not solely dependent on conditions in the real estate market.

     Real Estate Construction Loans. Real estate construction loans represent interim financing on residential and commercial properties under construction, and are secured by real estate. Once construction is completed and the loan becomes permanent, the loans are reclassified as commercial real estate loans which are secured by commercial property or residential real estate loans which are secured by first deeds of trust. Outstanding loans in this category accounted for 7.1% of total loans and totaled $7.6 million at June 30, 2000 as compared to 5.7% of total loans and $5.2 million at December 31, 1999. Outstanding real estate construction loans were $4.8 million and $4.7 million at June 30, 1999 and December 31, 1998, respectively.

     Residential Real Estate Loans. Residential real estate loans are secured by first deeds of trust on 1 to 4 family residential properties. This category accounted for 17.2% of total loans and stood at $18.4 million at June 30, 2000, $14.5 million at June 30, 1999, $14.6 million at December 31, 1999, and $14.4 million at December 31, 1998. To mitigate interest rate risk, Valley Financial usually limits the final maturity of residential real estate loans held for its own portfolio to 15 to 20 years and offers a bi-weekly payment option to encourage faster repayment. Residential real estate lending involves certain risks, including the risk of late payments and a decline in the value of the collateral.

     Loans to Individuals. Loans to individuals include installment loans and home equity lines of credit/loans secured by junior liens on residential real estate. The loan proceeds typically are used to purchase vehicles, finance home remodeling or higher education, or for other consumer purposes. Loans to individuals accounted for 14.5% of total loans and totaled $15.5 million at June 30, 2000, $13.4 million at June 30, 1999, $13.5 million at December 31, 1999, and $12.7 million at December 31, 1998.

Summary of Allowance for Loan Losses

     Certain credit risks are inherent in making loans. We prudently assess these risks and attempt to manage them effectively. We also attempt to reduce repayment risks by adhering to our internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review, and follow-up on exceptions to credit policies.

     The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are an evaluation of our current loan portfolio, identified loan problems, loan volume outstanding, past loss experience, present and expected industry and economic conditions and, in particular, how such conditions relate to our market area. Bank regulators also periodically review our loans and other assets to assess their quality. The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in our loan portfolio. Loans we deem uncollectible are charged to the allowance for loan losses and recoveries on loans previously charged off are added to the allowance for loan losses. We believe the allowance for loan losses is adequate to provide for any losses in our loan portfolio.

Six months ended June 30, 2000 and June 30, 1999

     A provision for loan losses of $163,000 was made during the six months ended June 30, 2000, an increase of $36,000 or 28.3% over the same period in 1999, in recognition of management's estimate of inherent risks associated with lending activities. Due to Valley Bank's limited operating history, this estimate was primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $1.1 million as of June 30, 2000 and represented approximately 1.0% of net loans outstanding versus 1.0% of net loans outstanding at December 31, 1999.

Years ended December 31, 1999 and December 31, 1998

     A provision for loan losses of $216,000 and $249,000 was provided during 1999 and 1998, respectively, in recognition of management's estimate of inherent risks associated with lending activities. Due to Valley Bank's limited operating history, these estimates were primarily based on industry practices and consideration of local economic factors. The allowance for loan losses was $910,000 and $708,000 as of December 31, 1999 and 1998, respectively, and represented approximately 1.0% and 1.0%, respectively, of net loans outstanding. The decrease in provision expense is due to the decrease in the rate of loan growth from 53.6% for 1998 to 27.6% for 1999.

     No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future. Additionally, regulatory examiners may require Valley Financial to recognize additions to the allowance based upon their judgment about the loan portfolio and other information available to them at the time of their examinations.

  The following table summarizes the loan loss experience for the six-month periods ended June 30, 2000 and 1999, and the years ended December 31, 1999 and 1998.

                           Allowance for Loan Losses
                            (dollars in thousands)

                                             Six Months Ended June 30,     Year Ended December 31,
                                           -----------------------------  -------------------------
                                                 2000           1999          1999          1998
                                           ---------------  ------------  -------------  ----------
Beginning balance                                  $  910        $ 708          $ 708         $ 459
Provision for loan losses                             163          127            216           249
Recoveries                                              -            -              -             -
Charged off loans:
Loans to individuals                                    -           (2)            (2)            -
Credit Cards                                            -            -            (12)            -
                                           ---------------  ------------  -------------  ----------
Ending balance                                     $1,073        $ 833          $ 910         $ 708
                                           ===============  ============  =============  ==========

     The following table summarizes the allocation of the allowance for loan losses for the six-month periods ended June 30, 2000 and 1999.

                  Allocation of the Allowance for Loan Losses
                            (dollars in thousands)

                                                June 30, 2000         June 30, 1999
                                             ------------------     -----------------
                                             Amount     Percent     Amount    Percent
                                             -------    -------     ------    -------
Balance at end of period applicable to:
Commercial and industrial loans               $  279      25.97%      $213      25.59%
Commercial real estate                           378      35.23        294      35.28
Real estate construction                          76       7.10         48       5.75
Residential real estate                          185      17.21        145      17.37
Loans to individuals                             155      14.49        133      16.01
                                             -------    -------     ------    -------
    Total                                     $1,073     100.00%      $833     100.00%
                                             =======    =======     ======    =======

  The following table summarizes the allocation of the allowance for loan losses for the years ended December 31, 1999 and 1998.

                  Allocation of the Allowance for Loan Losses
                            (dollars in thousands)

                                             December 31, 1999     December 31, 1998
                                             -----------------     -----------------
                                             Amount    Percent     Amount    Percent
                                             ------    -------     ------    -------
Balance at end of period applicable to:
Commercial and industrial loans                $246      26.97%      $176      24.84%
Commercial real estate                          333      36.64        217      30.77
Real estate construction                         52       5.72         47       6.58
Residential real estate                         145      15.92        143      20.15
Loans to individuals                            134      14.75        125      17.66
                                             ------    -------     ------    -------
    Total                                      $910     100.00%      $708     100.00%
                                             ======    =======     ======    =======

     During 1999, Valley Financial charged off loans in the amount of $14,000. Prior to 1999 Valley Financial had not experienced any charge-offs since the inception of operations in 1995. The $14,000 in loans charged off in 1999 is comprised of $12,000 in credit card loans and $2,000 in installment loans to individuals.

     Nonperforming Assets. Nonperforming assets include nonaccrual loans, loans past due 90 days or more, restructured loans, and foreclosed/repossessed property. A loan will be placed on nonaccrual status when collection of all principal or interest is deemed unlikely. A loan will automatically be placed on nonaccrual status when principal or interest is past due 90 days or more, unless the loan is both well secured and in the process of being collected. In this case, the loan will continue to accrue interest despite its past due status.

     A restructured loan is a loan in which the original contract terms have been modified due to a borrower's financial condition or there has been a transfer of assets in full or partial satisfaction of the loan. A modification of original contractual terms is generally a concession to a borrower that a lending institution would not normally consider. The entire balance of restructured loans at June 30, 2000, as disclosed below, is comprised of two loan customers. Due to proper collateralization of the loans, a timely and proper review of credit quality and restructuring of the loans as deemed necessary, Valley Financial believes at the present time that all amounts of principal and interest as detailed in the contractual terms will be collected. However, Valley Financial cannot give assurance that unforeseen economic conditions or other circumstances will not result in impairment.

     An impaired loan as defined in SFAS 114 is a loan when, based on current information and events, it is likely that a lending institution will be unable to collect all amounts, including both principal and interest, due according to the contractual terms of the loan agreement.

     Once a quarter the board of directors will review all loans on Valley Bank's watch list to determine proper action and reporting of any loans identified as substandard by the credit quality review.

     Nonperforming assets at June 30, 2000, June 30, 1999, December 31, 1999, and December 31, 1998 are presented in the following table.

                             Nonperforming Assets
                            (dollars in thousands)

                                                       June 30,         December 31,
                                                    ---------------    --------------
                                                    2000      1999     1999     1998
                                                    ------    -----    -----    -----
Nonaccrual loans                                    $  402    $ 225    $  87    $   -
Loans past due 90 days or more                           1        -        -      200
Restructured loans                                     770        -        -        -
                                                    ------    -----    -----    -----
Total nonperforming loans                            1,173      225       87      200
                                                    ------    -----    -----    -----
Foreclosed, repossessed and idled properties             -        -        -        -
                                                    ------    -----    -----    -----
     Total nonperforming assets                     $1,173    $ 225    $  87    $ 200
                                                    ======    =====    =====    =====

     Total nonaccrual loans increased by $316,000 during the six months ended June 30, 2000. Of the $316,000 increase, $297,000 is the result of the deterioration of one commercial loan customer in the second quarter of 2000.

     If the nonaccrual loans disclosed above had performed in accordance with their original terms, additional interest income in the amount of $5,000, $8,000, $4,000, and $0 would have been recorded for the six month periods ended June 30, 2000 and June 30, 1999, and the years ended December 31, 1999 and December 31, 1998, respectively.

     Valley Bank had $770,000 in restructured loans at June 30, 2000. There were no such loans at December 31, 1999, June 30, 1999, or December 31, 1998.

     The total recorded investment in impaired loans was $1.4 million, $225,000, $103,000, and $0 for the six-month periods ended June 30, 2000 and June 30, 1999, and the years ended December 31, 1999 and December 31, 1998, respectively. The related loan loss allowance allocated to impaired loans was $30,000, $10,000, $10,000, and $0 for the above-referenced time periods, respectively. Management believes that the above allocated reserves are adequate for the impaired loans in Valley Financial's portfolio based upon a detailed review of the quality and pledged collateral of each individual loan considered impaired at each of the above-referenced periods.

Deposits

     The levels and mix of deposits are influenced by such factors as customer service, interest rates paid, service charges and the convenience of banking locations. Competition for deposits is intense from other depository institutions and money market funds, some of which offer interest rates higher than those paid by Valley Bank. Management attempts to identify and implement pricing and marketing strategies designed to control the overall cost of deposits and to maintain a stable deposit mix. Despite these pricing and market strategies, the ratio of certificates of deposit to total deposits increased from 51.1% at December 31, 1998 to 59.1% at December 31, 1999. However, management was able to reduce the cost of funds ratio by 26 basis points from 1998, primarily by controlling the rates paid on time deposits. The ratio of certificates of deposit to total deposits remained at the same 1999 year-end percentage of 59.0% as of June 30, 2000. However, during the first six months of 2000, the cost of funds ratio increased by 31 basis points over the first six months of 1999 ratio of 4.0% due to higher interest rates and fierce competition for deposits.

Six months ended June 30, 2000 and June 30, 1999

     As of June 30, 2000 total deposits were $121.5 million, an increase of $6.0 million or 5.2% from their level of $115.5 million at December 31, 1999. The major categories of increases were non-interest bearing demand deposits and time deposits in the amounts of $5.1 million and $3.3 million, respectively, partially offset by declines in the other categories. Of the $5.1 million increase in non-interest bearing demand deposits, $2.3 million is attributable to an increase in official checks, which include internally generated expense checks, cashiers checks, and money orders. The increase in official checks was primarily due to the issuance of loan proceeds to Valley Bank customers for closings that occurred at the end of the period.

     At June 30, 2000 noninterest-bearing demand deposits were $19.4 million or 16.0% of total deposits. On December 31, 1999 noninterest bearing demand deposits were $14.3 million or 12.4% of total deposits. Nonmaturity deposits (noninterest bearing demand deposits, interest bearing demand deposits, money market accounts, and savings accounts) were $50.1 million or 41.2% of total deposits at June 30, 2000, compared with $47.3 million or 41.0% of total deposits at December 31, 1999. Total interest bearing deposits stood at $102.1 million at June 30, 2000, an increase of $976,000 or 1.0% over their level of $101.2 million at December 31, 1999.

     For the six months ended June 30, 2000 average noninterest bearing demand deposits were $15.0 million or 13.1% of average total deposits. For the six months ended June 30, 1999, average noninterest bearing demand deposits were $12.1 million or 12.7% of average total deposits. Nonmaturity deposits (noninterest bearing demand deposits, interest bearing demand deposits, money market accounts, and savings accounts) averaged $47.1 million or 41.0% of average total deposits in the six months ended June 30, 2000, up from $45.6 million or 48.0% of average total deposits in the six months ended June 30, 1999. Total interest bearing deposits averaged $100.0 million for the six months ended June 30, 2000, an increase of $17.0 million or 20.4% over their level of $83.0 million for the six months ended June 30, 1999. Total time deposits averaged $67.9 million in the six months ended June 30, 2000 or 59.0% of average total deposits, up from $49.5 million or 52.1% of average total deposits in the six months ended June 30, 1999.

Years ended December 31, 1999 and December 31, 1998

     As of December 31, 1999 total deposits were $115.5 million, an increase of $25.5 million or 28.3% from their level of $90.0 million one year earlier. Average deposits were $101.4 million for 1999, an increase of $24.4 million or 31.2% over 1998's average deposits of $77.1 million. The increase in average deposits during 1999 was primarily due to increases in previously existing accounts as well as new accounts opened during the year.

     For the year ended December 31, 1999 average noninterest bearing demand deposits were $13.0 million or 12.9% of average total deposits. For the prior year, average noninterest bearing demand deposits were $8.6 million or 11.2% of average total deposits. Nonmaturity deposits averaged $45.9 million or 45.3% of average total deposits in 1999, up from $34.1 million or 44.3% of average total deposits in 1998. Total interest bearing deposits averaged $88.4 million for the year ended December 31, 1999, an increase of $19.9 million or 29.1% over their level of $68.5 million for the year ended December 31, 1998.

     The following table summarizes average deposits for the six-month periods ended June 30, 2000 and 1999.

                                  Deposit Mix
                            (dollars in thousands)

                                                     June 30, 2000           June 30, 1999
                                                  -------------------      ------------------
                                                  Average                  Average
                                                  Balance     Percent      Balance    Percent
                                                  --------    -------      -------    -------
Interest bearing deposits:
NOW accounts                                      $  7,658       6.66%     $ 6,997       7.36%
Money market accounts                               22,947      19.95       25,351      26.66
Savings accounts                                     1,482       1.29        1,144       1.20
Time deposits over $100,000                         12,612      10.96        8,880       9.34
Time deposits under $100,000                        55,274      48.06       40,625      42.73
                                                  --------    -------      -------    -------
  Total interest bearing deposits                   99,973      86.92       82,997      87.29
                                                  --------    -------      -------    -------

Noninterest bearing deposits:
Demand deposits                                     15,043      13.08       12,087      12.71
                                                  --------    -------      -------    -------
  Total deposits                                  $115,016     100.00%     $95,084     100.00%
                                                  ========    =======      =======    =======

     The following table summarizes average deposits for the years ended December 31, 1999 and 1998.

                                  Deposit Mix
                            (dollars in thousands)

                                                   December 31, 1999       December 31, 1998
                                                  -------------------     -------------------
                                                  Average                 Average
                                                  Balance     Percent     Balance     Percent
                                                  --------    -------     --------    -------
Interest bearing deposits:
NOW accounts                                      $  7,175       7.08%     $ 6,720       8.72%
Money market accounts                               24,386      24.04       17,887      23.22
Savings accounts                                     1,253       1.24          854       1.11
Time deposits over $100,000                         10,035       9.89        7,115       9.23
Time deposits under $100,000                        45,535      44.89       35,880      46.56
                                                  --------    -------     --------    -------
  Total interest bearing deposits                   88,384      87.14       68,456      88.84
                                                  --------    -------     --------    -------

Noninterest bearing deposits:
Demand deposits                                     13,044      12.86        8,602      11.16
                                                  --------    -------     --------    -------
  Total deposits                                  $101,428     100.00%     $77,058     100.00%
                                                  ========    =======     ========    =======

     The following table presents the maturity schedule of certificates of deposit over $100,000 as of June 30, 2000 and December 31, 1999.

          Maturity Schedule of Certificates of Deposit Over $100,000
                            (dollars in thousands)

                                                     June 30,        December
                                                       2000          31, 1999
                                                   -------------  -------------
Three months or less                                    $ 3,053         $ 1,793
Over three through six months                             1,614           3,366
Over six through 12 months                                7,614           4,911
Over 12 months                                            1,876           2,904
                                                   -------------  -------------
Total                                                   $14,157         $12,974
                                                   =============  =============

Short-Term Borrowings

     Valley Bank placed in service a commercial sweep account program in the third quarter of 1999. The balances in the program grew by $3.2 million from their level of $992,000 at December 31, 1999 to a total of $4.2 million as of June 30, 2000. The program consists of establishing a demand deposit account in which Valley Bank invests available balances daily in securities on an overnight basis subject to repurchase. On the following business day, Valley Bank will repurchase from the customer the securities for an amount equal to the amount of available balances invested in the securities. Interest is calculated daily at the rate applicable for each overnight period; however, it is posted to the customer accounts only once per month. The contractual agreement states that the repurchase agreement is not a deposit and therefore is not insured by the FDIC. Therefore, these repurchase balances are not reported as deposits but as short-term borrowings.

     The following table presents information on each category of Valley Financial's short-term borrowings which generally mature within one to seven days from the transaction date.

                             Short-Term Borrowings
                             (dollars in thousands)

                                                               Six Months Ended               Year Ended
                                                                   June 30,                  December 31,
                                                          -----------------------       ----------------------
                                                             2000          1999           1999          1998
                                                          ----------     --------       --------      --------
Actual amount outstanding at period end:
 Short-term borrowings                                       $3,000        $4,597        $    -         $    -
 Securities sold under agreements to repurchase               4,167             -           992              -

Weighted average actual interest rate at period end:
 Short-term borrowings                                         7.40%         6.01%            - %            - %
 Securities sold under agreements to repurchase                4.84             -          4.05              -

Maximum amount outstanding at any month-end in period:
 Short-term borrowings                                       $5,000        $4,597        $4,597         $4,531
 Securities sold under agreements to repurchase               4,167             -           992              -

Average amount outstanding during period end:
 Short-term borrowings                                       $2,576        $  642        $  414         $  839
 Securities sold under agreements to repurchase               2,673             -           244              -

Weighted average interest rate during the period:
 Short-term borrowings                                         6.49%         5.22%         5.27%          5.60%
 Securities sold under agreements to repurchase                4.80             -          4.05              -

Other Debt


     Valley Financial has outstanding debt with the Federal Home Bank of Atlanta in the amount of $10.0 million, represented by two advances in the amount of $5.0 million each. The older advance was drawn on December 2, 1999 with a maturity date of December 2, 2009. Interest payments at a fixed rate of 5.46% began on March 2, 2000 and will continue quarterly on the second day of each anniversary month. The Federal Home Loan Bank of Atlanta has the option to convert in whole this transaction to a three-month LIBOR-based floating rate advance effective December 4, 2000. The other outstanding advance was drawn on May 24, 2000 with a maturity date of May 24, 2010. Interest payments at a fixed rate of 5.46% began on August 24, 2000 and will continue quarterly on the twenty-fourth day of each anniversary month. The Federal Home Bank of Atlanta also has the option to convert this transaction in whole to a three-month LIBOR-based floating rate advance effective May 24, 2001.


     On June 30, 2000 Valley Financial issued a $2.3 million subordinated capital note to a commercial bank. The note bears interest at prime minus 125 basis points and has a final maturity of 12 years, although it can be repaid at any time without penalty. The note meets the regulatory requirements to qualify as Tier 2 capital, and is the primary reason for the increase in Valley Financial's total capital ratio at June 30, 2000. See "Valley Financial's Subordinated Debt" on page 44.

Interest Rate Risk

     Interest rate risk is the risk to earnings or capital generated by movement of interest rates. It can come from differences between the timing of rate changes and the timing of cash flows (repricing risk); from changing rate relationships among yield curves that affect bank activities (basis risk); from changing rate relationships across the spectrum of maturities (yield curve risk); and from interest rate related options imbedded in bank products (option risk).

     While no single measure can completely identify the impact of changes in interest rates on net interest income, a commonly-used technique within the industry is to assess the differences in the amounts of rate-sensitive assets and rate-sensitive liabilities. These differences or "gaps" provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A "positive gap" exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given period. A positive gap may enhance earnings in a rising interest rate environment and may inhibit earnings in a declining interest rate environment. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets (a "negative gap"), a greater volume of liabilities than assets will reprice within the period. In such a case, a rising interest rate environment may inhibit earnings and a declining interest rate environment may enhance earnings.


     Some financial institutions evaluate their "gaps" strictly from a balance sheet perspective, calculating the absolute difference between the volumes of assets and liabilities that have the contractual ability to reprice within a given period in response to changes in interest rates. We believe this "balance sheet gap" methodology does not adequately take into consideration the differences in the way various balance sheet items react to changing interest rates. For example, the rate on savings accounts does not move directly with changes in the Prime Rate, but typically increases or decreases to a much lesser extent. On the other hand, home equity lines and many commercial loans are tied directly to Prime and immediately reprice to the full extent of any changes in the Prime Rate. Accordingly, Valley Financial utilizes an "income statement gap" methodology that analyzes the various asset and liability categories and assigns them a "change ratio" that estimates their relative change in response to a change in the Prime Rate, based on industry trends and Valley Financial's own experience.


     At least quarterly, Valley Financial calculates Valley Bank's "income statement gap" to estimate how many assets and liabilities would reprice, and to what extent, within a one year period in response to changes in the Prime Rate. Management's objective is to keep the one year "income statement gap" at or below 15% of total assets under a 200 basis point interest rate change scenario.


Six months ended June 30, 2000


     Utilizing this methodology and assuming a 200 basis point increase in Prime, Valley Bank at June 30, 2000 had a negative one-year gap of $26.7 million or 17.6% of total assets. At that same date and assuming a 200 basis point decrease in Prime, Valley Bank had a positive one-year gap of $11.9 million or 7.9% of total assets.

Years ended December 31, 1999 and December 31, 1998


     Utilizing the methodology above and assuming a 200 basis point increase in Prime, Valley Bank at December 31, 1999 had a negative one-year gap of $14.4 million or 10.6% of total assets. At that same date and assuming a 200 basis point decrease in Prime, Valley Bank had a positive one-year gap of $21.8 million or 16.0% of total assets.


     Utilizing the same methodology as above and assuming a 200 basis point increase in Prime, Valley Bank at December 31, 1998 had a negative one-year gap of $2.9 million or 2.8% of total assets. At that same date, assuming a 200 basis point decrease in Prime, Valley Bank had a positive one-year gap of $7.8 million or 7.5% of total assets.

     The following tables show the interest rate sensitivity of Valley Financial's balance sheet at the dates indicated, but are not necessarily indicative of the position on other dates.

                           Interest Rate Sensitivity
                              Maturities/Repricing
                             (dollars in thousands)

                                                                                     June 30, 2000
                                                        ---------------------------------------------------------------------
                                                            1-3            4-12          13-60         Over 60
                                                           Months         Months         Months        Months        Total
                                                        -------------  -------------  ------------  ------------  -----------
Earning assets:
Loans, excluding nonaccruals                               $ 38,757       $  3,669       $ 31,098      $ 33,008     $ 106,532
Investment securities                                         1,667          1,010          7,809        24,424        34,910
Federal funds sold                                            1,309              -              -             -         1,309
Interest bearing balances                                        75              -              -             -            75
                                                        -------------  -------------  ------------  ------------  -----------
 Total earning assets                                        41,808          4,679         38,907        57,432       142,826
                                                        -------------  -------------  ------------  ------------  -----------

Interest bearing liabilities:
NOW accounts                                                  7,448              -              -             -         7,448
Money market accounts                                        21,698              -              -             -        21,698
Savings                                                       1,543              -              -             -         1,543
Certificates of deposit                                      16,682         42,768         11,986             -        71,436
                                                        -------------  -------------  ------------  ------------  -----------
 Total deposits                                              47,371         42,768         11,986             -       102,125
                                                        -------------  -------------  ------------  ------------  -----------

Short-term borrowings                                         3,000              -              -             -         3,000
Repurchase agreements                                         4,167              -              -             -         4,167
Subordinated capital note                                         -              -              -         2,300         2,300
FHLB advances                                                     -         10,000              -             -        10,000
                                                        -------------  -------------  ------------  ------------  -----------
 Total interest bearing liabilities                          54,538         52,768         11,986         2,300       121,592
                                                        -------------  -------------  ------------  ------------  -----------
 Interest rate gap                                        $ (12,730)     $ (48,089)      $ 26,921      $ 55,132     $  21,234
                                                        =============  =============  ============  ============  ===========

Cumulative interest sensitivity gap                       $ (12,730)     $ (60,819)      $(33,898)     $ 21,234             -
Ratio of sensitivity gap to total earning assets              (8.91%)       (33.67%)        18.85%        38.60%        14.87%
Cumulative ratio of sensitivity gap to total earning
 assets                                                       (8.91%)       (42.58%)       (23.73%)       14.87%            -

                           Interest Rate Sensitivity
                              Maturities/Repricing
                             (dollars in thousands)

                                                                                  December 31, 1999
                                                        ---------------------------------------------------------------------
                                                             1-3            4-12         13-60        Over 60
                                                            Months         Months        Months        Months        Total
                                                        -------------  -------------  ------------  ------------  -----------
Earning assets:
Loans, excluding nonaccruals                             $  31,183      $   2,002      $  29,803     $  28,315     $ 91,303
Investment securities                                          560            975          7,145        23,284       31,964
Federal funds sold                                           6,034              -              -             -        6,034
Interest bearing balances                                       71              -              -             -           71
                                                        -------------  -------------  ------------  ------------  -----------
 Total earning assets                                       37,848          2,977         36,948        51,599      129,372
                                                        -------------  -------------  ------------  ------------  -----------

Interest bearing liabilities:
NOW accounts                                                 9,423              -              -             -        9,423
Money market accounts                                       22,178              -              -             -       22,178
Savings                                                      1,357              -              -             -        1,357
Certificates of deposit                                      6,278         47,229         14,684             -       68,191
                                                        -------------  -------------  ------------  ------------  -----------
 Total deposits                                             39,236         47,229         14,684             -      101,149
                                                        -------------  -------------  ------------  ------------  -----------

Repurchase agreements                                          992              -              -             -          992
FHLB advances                                                    -         10,000              -             -       10,000
                                                        -------------  -------------  ------------  ------------  -----------
 Total interest bearing liabilities                         40,228         57,229         14,684             -      112,141
                                                        -------------  -------------  ------------  ------------  -----------
 Interest rate gap                                       $  (2,380)     $ (54,252)      $ 22,264     $  51,599     $ 17,231
                                                        =============  =============  ============  ============  ===========

Cumulative interest sensitivity gap                      $  (2,380)     $ (56,632)      $(34,368)    $  17,231            -
Ratio of sensitivity gap to total earning assets             (1.84%)       (41.93%)        17.21%        39.88%       13.32%
Cumulative ratio of sensitivity gap to total earning
 assets                                                      (1.84%)       (43.77%)       (26.56%)       13.32%           -

Capital Adequacy

     Valley Financial's financial position at June 30, 2000 and December 31, 1999 reflects liquidity and capital levels currently adequate to fund anticipated short-term business expansion. Capital ratios are in excess of required regulatory minimums for a well-capitalized institution. The adequacy of Valley Financial's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure adequate to support anticipated asset growth and serve as a cushion to absorb potential losses.

Six months ended June 30, 2000 and June 30, 1999


     Total shareholders' equity was $9.7 million at June 30, 2000 compared with $9.1 million at December 31, 1999, an increase of $679,000 or 7.4%. The increase is attributable to net income for the first six months of $684,000, offset by a $5,000 increase in accumulated other comprehensive loss. Exclusive of accumulated other comprehensive loss, which is comprised exclusively of net unrealized losses on investment securities, shareholders' equity was $10.7 million at June 30, 2000 and $10.0 million at December 31, 1999.

Years ended December 31, 1999 and December 31, 1998


     Total shareholders' equity was $9.1 million at December 31, 1999 compared with $9.2 million at December 31, 1998, a decrease of $102,000 or 1.1%. The $102,000 decrease is attributable to 1999's net income of $1.0 million, a $1.2 million decrease over the level at December 31, 1998 in accumulated other comprehensive income, which is comprised exclusively of unrealized gains (losses) on available-for-sale investment securities, and proceeds from the issuance of common stock under Valley Financial's Incentive Stock Plan in the amount of $4,000. Exclusive of accumulated other comprehensive income (loss), which is comprised exclusively of the unrealized gains (losses) on available-for-sale securities, total shareholders' equity would have been $10.0 million and $9.0 million at December 31, 1999 and 1998, respectively, an increase of $1.0 million or 11.6%.

  For the periods indicated, Valley Financial had the risk-based capital and leverage ratios relative to regulatory minimums set forth in the following table. See "Supervision and Regulation - Supervision and Regulation of Valley Bank - Bank Capital Guidelines" on page 47.


                                 Capital Ratios

                                    June 30,        December 31,
                               -----------------  ----------------   Regulatory
                                 2000     1999     1999     1998      Minimum
                               --------  -------  -------  -------  -----------
Tier 1                            9.2%    10.1%     9.8%    11.3%       4.0%
Total                            12.1%    11.0%    10.7%    12.2%       8.0%
Leverage                          7.3%     8.0%     7.6%     8.7%       4.0%



Liquidity


     Asset/liability management activities are designed to ensure that adequate liquidity is available to meet loan demand or deposit outflows and, through the management of Valley Financial's interest sensitivity position, to manage the impact of interest rate fluctuations on net interest income. See "- Interest Rate Risk" on page 31.

     Liquidity measures the ability of Valley Financial to meet its maturing obligations and existing commitments, to withstand fluctuations in deposit levels, to fund its operations, and to provide for customers' credit needs. Liquidity represents a financial institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds from alternative funding sources.

     Valley Financial's asset liquidity is provided by cash and due from banks, federal funds sold, investments available for sale, and through the management of investment maturities/prepayments and loan repayments.


     The level of deposits may fluctuate, perhaps significantly, due to seasonal cycles of deposit customers and the promotional activities of competitor financial institutions. Similarly, the level of demand for loans may vary significantly and at any given time may increase or decrease substantially. However, unlike the level of deposits, management has more direct control over lending activities and if necessary can adjust the level of those activities according to the amounts of available funds.

     In addition to asset liquidity, Valley Financial would have liquidity available to it through increasing certain categories of liabilities. It could purchase overnight federal funds, borrow from correspondent banks, sell securities under a repurchase agreement or obtain advances from the Federal Home Loan Bank. Valley Bank has established a credit line though the discount window of the Federal Reserve Bank of Richmond as an additional source of liquidity. As a result of Valley Financial's management of liquid assets and the ability to generate liquidity through alternative funding sources, management believes Valley Financial maintains overall liquidity sufficient to meet its depositors' requirements and satisfy its customers' credit needs.

Six months ended June 30, 2000 and June 30, 1999


     Valley Financial's ratio of liquid assets to deposits and short-term borrowings was 32.2% at June 30, 2000 and 36.1% at December 31, 1999. Valley Financial sells excess funds as overnight federal funds sold to provide an immediate source of liquidity. Valley Financial had federal funds sold of $1.3 million at June 30, 2000, a decrease of $4.7 million from federal funds sold of $6.0 million at December 31, 1999. The decrease in federal funds sold during the first six months of 2000 was primarily due to loan growth in the amount of $15.5 million, and was despite deposit growth of $6.0 million, securities sold under agreements to repurchase growth of $3.2 million, and a daily rollover adjustable rate advance obtained from the Federal Home Loan Bank of Atlanta during the second quarter in the amount of $3.0 million.


     One aspect of liquidity that we have been closely examining is our investment portfolio. As of June 30, 2000, Valley Financial had unrealized losses of $1.5 million, gross of tax benefit, on $36.4 million of securities available-for-sale. We do not currently intend to sell these securities, as a sale would cause these unrealized losses to be recognized. We are currently considering certain swap-related transactions in order to shorten the average maturity of our portfolio and to reallocate certain funds into other types of securities.


     As of June 30, 2000, Valley Financial had pledged approximately $9.5 million of its investment portfolio as collateral for a line of credit from the Federal Home Loan Bank. As of that date, Valley Financial had approximately $7.6 million in available overnight credit from the Federal Home Loan Bank under that arrangement. In addition, Valley

Financial has an additional $20.0 million in bonds, and $61.0 million in loans, approximately, available as collateral for additional borrowings to provide additional liquidity.

Years ended December 31, 1999 and December 31, 1998


     Valley Financial's ratio of liquid assets to deposits and short-term borrowings was 36.1% at December 31, 1999 and 34.8% at December 31, 1998. The ratio increased due to a 34.4% increase in liquid assets as compared to a 29.4% increase in deposits and short-term borrowings in 1999 over 1998. Federal funds sold at December 31, 1999 were $6.0 million compared to $1.7 million at December 31, 1998.

Year 2000

     Valley Financial spent a significant amount of time planning, testing, and upgrading for the changeover of information technology systems to January 1, 2000 and other identified sensitive dates. Our efforts were successful, as there were no identified problems with our data processing system. As a result, we incurred no expenses in the first six months of 2000 in relation to the Year 2000 changeover, and none are anticipated in the future. We are aware of no year 2000 problem with a third party provider or customer that will significantly impact us.

Impact of Inflation


     The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of Valley Financial and Valley Bank are monetary in nature. As a result, interest rates have a greater impact on Valley Financial's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as do the prices of goods and services. Management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Financial Ratios

     The following table presents certain financial ratios for the periods indicated.

                              Key Financial Ratios

                                                   Six Months Ended       Years Ended
                                                       June 30,          December 31,
                                                  ------------------  ----------------
                                                     2000      1999      1999     1998
                                                  ---------  -------  ---------  -----
Return on average assets (1)                          .97%      .74%      .86%     .83%
Return on average equity (1)                        13.22%     9.07%    10.98%    8.87%
Average equity to average assets                     7.38%     8.20%     7.86%    9.32%

_______________________
(1)  Ratios for six-month periods have been annualized.

     Return on average assets and return on average equity for the quarter ended June 30, 2000 were 1.00% and 13.71%, respectively.

Recent and Future Accounting Considerations

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement 133 established standards for accounting and reporting for derivative instruments, including certain instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Statement 133 was issued to establish guidelines over the accounting and reporting of derivative instruments and hedging activities.

     Statement 133 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Initial application of this Statement shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of this Statement is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. Earlier application of selected provisions of this Statement is not permitted. This Statement shall not be applied retroactively to financial statements of prior periods. Adoption of Statement 133 on January 1, 2000 did not have any effect on Valley Bank's consolidated financial position, results of operations or liquidity.

                                   MANAGEMENT

Information Concerning Directors and Executive Officers


     The following information, including the principal occupation during the past five years, is given with respect to our directors and executive officers. Share ownership is as of October 20, 2000. Our directors are divided into three classes and generally are elected to three-year terms. All of these individuals serve as directors of Valley Financial and of Valley Bank.



Name, Age and Year                                       Shares      Percent
First Became Director          Principal Occupation      Owned     of Class(13)
---------------------------  ------------------------  ----------  ------------
                               (Class A - to serve
                                until 2001 Annual
                                     Meeting)

Eddie F. Hearp               President, National       26,754(1)          2.64%
Age 56, Director since 1994  Financial
                             Services, Inc.
                             (personal and
                             business insurance,
                             retirement
                             benefit planning),
                             Roanoke, VA

Anna L. Lawson               Anthropologist,           34,125(2)          3.37%
Age 56, Director since 1994  Daleville, VA


John W. Starr, M.D.          Cardiologist,             26,250(3)          2.59%
Age 53, Director since 1994  Consultants in
                             Cardiology, P.C.,
                             Roanoke, VA

Michael E. Warner            Private investor,         23,205(4)          2.29%
Age 64, Director since 1994  Roanoke, VA


                             (Class B - to serve
                             until 2002 Annual
                             Meeting)

Abney S. Boxley, III*(5)     President and Chief       21,000             2.07%
Age 42, Director since 1994  Executive
                             Officer, W.W. Boxley Co.
                             (construction materials
                             supplier),
                             Roanoke, VA

William D. Elliot*           Chairman and President,   47,250(6)          4.67%
Age 52, Director since 1994  AEW,
                             Inc. (specialists in
                             construction
                             and maintenance of
                             overhead electric
                             power lines, industrial
                             electric wiring
                             and industrial process
                             controls) since
                             1997; previously,
                             Chairman and President,
                             Davis H. Elliot Co. (a
                             subsidiary of AEW,
                             Inc.), Roanoke, VA

Barbara B. Lemon             Civic leader, Roanoke,    21,000             2.07%
Age 61, Director since 1994  VA


Ward W. Stevens, M.D.*       Retired since 1997;       28,875(7)          2.85%
Age 64, Director since 1994  previously
                             Neurosurgeon,
                             Neurosurgical
                             Associates of Roanoke,
                             Inc.,
                             Roanoke, VA

                             (Class C - to serve
                             until 2003 Annual
                             Meeting)

Ellis L. Gutshall*           President and Chief       42,336(8)          4.04%
Age 50, Director since 1996  Executive
                             Officer of Valley
                             Financial since
                             1996; previously Senior
                             Vice
                             President and Chief
                             Lending Officer

Name, Age and Year                                     Shares      Percent
First Became Director        Principal Occupation      Owned       of Class(13)
---------------------------  ------------------------  ------      -----------
                             (Class C - to serve
                             until 2003 Annual
                             Meeting)

Mason Haynesworth            Retired since March          525(9)          0.05%
Age 59, Director since 1997  2000; previously
                             Director of Specialized
                             Audits,
                             Norfolk Southern
                             Corporation,
                             Roanoke, VA

A. Wayne Lewis*              Executive Vice            46,116(10)         4.40%
Age 56, Director since 1994  President, Chief
                             Operating Officer, Chief
                             Financial Officer and
                             Corporate
                             Secretary of Valley
                             Financial since
                             1996; previously,
                             Senior Vice
                             President

George W. Logan*(11)         Chairman of the Board of  96,000             9.47%
Age 55, Director since 1994  Directors of Valley
                             Financial;
                             Chairman, Alliance
                             Industrial
                             Centers (developer of
                             commercial
                             distribution
                             warehouses), Roanoke, VA

Executive Officer
---------------------------
J. Randy Woodson             Senior Vice President      4,432(12)         0.44%
Age 39                       and Chief
                             Lending Officer of
                             Valley Bank
                             since 1999; previously
                             Senior Vice President
                             since 1998; previously
                             Senior Vice President,
                             Crestar Bank, Roanoke, VA

13 Directors and Executive                              417,868          38.47%
Officers as a group


-------------------------
* Member of the Executive Committee


(1)  Includes 262 shares held by Mr. Hearp's spouse.
(2) Includes 2,100 shares held by Mrs. Lawson's son, 1,050 shares held by her spouse and 2,100 shares held by Mrs. Lawson as custodian for her nephew.
(3) Includes 1,050 shares held by Dr. Starr's spouse, 21,000 shares owned beneficially by Dr. Starr through the Consultants in Cardiology, P.C. Profit Sharing Plan and 420 shares held by Dr. Starr as custodian for his children.
(4)  Includes 21,000 shares held jointly by Mr. Warner with his spouse.
(5)  Mr. Boxley is also a director of Roanoke Gas Company.
(6) Includes 15,000 shares held by AEW, Inc., of which Mr. Elliot is Chairman and President.
(7) Includes 27,500 shares held beneficially by Dr. Stevens through the Neurosurgical Associates of Roanoke, Inc. Profit Sharing Plan.
(8) Includes 210 shares held by Mr. Gutshall as custodian for his children and 35,616 shares Mr. Gutshall may acquire within 60 days through the exercise of stock options.
(9)  Includes 525 shares held jointly by Mr. Haynesworth with his spouse.
(10) Includes 34,566 shares Mr. Lewis may acquire within 60 days through the exercise of stock options.
(11) Mr. Logan is also a director of Roanoke Electric Steel Corporation.
(12) Includes 2,730 shares Mr. Woodson may acquire within 60 days through exercise of stock options.
(13) Computed in accordance with SEC Rule 13d-3 to reflect stock options exercisable within 60 days.

Security Ownership of Certain Beneficial Owners


     The following table sets forth certain information as to persons believed by management of Valley Financial to be beneficial owners of more than 5% of the outstanding common stock. Other than as disclosed below, Valley Financial is not aware of any person or group, as those terms are defined in the Securities Exchange Act of 1934, who beneficially owned more than 5% of the outstanding common stock as of October 20, 2000.

                         Name and Address      Number of        Percent of
Title of Class         of Beneficial Owner    Shares Owned        Class
---------------------  -------------------    ------------        ------
Common Stock               George W. Logan        96,000           9.47%
                           P.O. Box 1190
                           Salem, VA  24153

Executive Management

     Ellis L. Gutshall is the President and Chief Executive Officer of Valley Financial. He is a veteran banker with more than 26 years banking experience, including 24 years in the Roanoke Valley. He joined First Virginia Bank in 1974, as a management trainee, and held various positions of increasing responsibility until being named Executive Vice President of First Virginia Bank - Southwest in Roanoke in 1991, with responsibility for a $350 million loan portfolio. He joined Valley Financial in 1995 as Senior Vice President and Chief Lending Officer. He was promoted to President and CEO in 1996. Mr. Gutshall holds a B.S. in Economics from Washington & Lee University.


     A. Wayne Lewis is the Executive Vice President, Chief Operating Officer, Chief Financial Officer, and Corporate Secretary of Valley Financial. Mr. Lewis has more than 38 years banking experience, all in the Roanoke Valley. He joined First National Exchange Bank in 1962 as a teller. That bank formed a holding company and through various acquisitions became Dominion Bankshares, Inc., a $10.6 billion financial institution. Mr. Lewis was Executive Vice President and Corporate Secretary of Dominion in 1993, when it was acquired by First Union Corporation. Mr. Lewis joined the Valley Financial team in 1993 prior to the formation of Valley Financial in 1994, and became Senior Vice President and Chief Operating Officer when Valley Financial and Valley Bank began operating in 1995. Mr. Lewis holds a B.B.A. degree in Business Administration from Roanoke College.


     J. Randy Woodson is Senior Vice President and Chief Lending Officer of Valley Bank. Mr. Woodson has more than 16 years banking experience, including 10 years in the Roanoke Valley. He joined Crestar Bank (now SunTrust Bank) in 1984 as a management trainee. Mr. Woodson was a Senior Vice President of Crestar Bank with responsibility for a $100 million loan portfolio prior to joining Valley Bank in 1998. Mr. Woodson has been the Chief Lending Officer of Valley Bank since 1999. Mr. Woodson holds a B.S. degree in finance and marketing from Virginia Tech.

Executive Compensation

     The following table shows the compensation paid by Valley Financial to its executive officers for the three years ended December 31, 1999.

                           Summary Compensation Table


                                                              Long Term Compensation
                                                              ----------------------
                                                              Securities
                                Annual Compensation           Underlying
                                -------------------
Name and Principal Position      Year      Salary     Bonus    Options    Other*
------------------------------  -------  ----------  -------  ----------  ------
Ellis L. Gutshall                  1999    $145,400  $54,000      11,697  $4,899
President and Chief Executive      1998     124,373   30,000      10,122   1,009
   Officer                         1997     117,879   19,500      10,122       0

A. Wayne Lewis                     1999     120,150   36,000       1,575   5,443
Executive Vice President and       1998     108,150   20,000      10,122   1,638
   Chief Operating Officer         1997     102,248   12,500      20,244       0

J. Randy Woodson**                 1999      94,125   17,000       3,938   4,252
Senior Vice President and          1998      80,480   10,000       5,250   1,265
 Chief Lending Officer -
 Valley Bank


--------------------------
*  Represents 401(k) plan employer matching contributions.
** Mr. Woodson joined Valley Bank in February, 1998.

Stock Options

     We are authorized to grant stock options to our officers and employees through the Valley Financial Corporation Incentive Stock Plan. The Incentive Stock Plan currently authorizes the issuance of up to 103,950 shares of our common stock and, as of June 30, 2000, options to purchase 59,063 shares have been granted and 44,887 shares remain available for grants and awards under the Incentive Stock Plan. In addition, we have also granted options to certain executive officers under individual stock option agreements.

     The following tables set forth certain information regarding options held by our executive officers as of December 31, 1999, including options granted under the Incentive Stock Plan and individual stock option agreements. No stock options were exercised by any of our executive officers during 1999.

                    Stock Option Grants in Last Fiscal Year

                                             Percent of
                              Number of      Options
                              Securities     Granted to    Exercise
                              Underlying     Employees     or Base
                                Options        During     Price Per   Expiration
Name                            Granted     Fiscal Year     Share        Date
---------------------------  -------------  ------------  ----------  ----------
Ellis L. Gutshall                1,575           4.96%      $16.63      12/16/09
A. Wayne Lewis                   1,575           4.96        16.63      12/16/09
J. Randy Woodson                 3,150           9.92        15.20      01/21/09
J. Randy Woodson                   788           2.48        16.63      12/16/09

                    Aggregate Fiscal Year-End Option Values


                                    Number of Securities Underlying     Value of Unexercised In-the-
                                    Unexercised Options at 12/31/99      Money Options at 12/31/99
                                   ---------------------------------   -----------------------------
Name                               Exercisable        Unexercisable    Exercisable     Unexercisable
----                               -----------        -------------    -----------     -------------
Ellis L. Gutshall                     34,566                2,625        $362,336          $16,341
A. Wayne Lewis                        33,516                3,675         355,052           29,859
J. Randy Woodson                       2,730                6,458          18,341           37,731

Employment Contracts, Termination and Change-in-Control Agreements


     Valley Financial has entered into employment agreements with Mr. Lewis and Mr. Gutshall, each with an initial term of three years and automatic renewals of that term each year unless either party gives sufficient prior notice. Each agreement provides a minimum salary level that may be increased by the board at its annual evaluation, as well as group benefits provided to other executives, the establishment of a life insurance policy financing facility, and certain stock options described above. Each agreement also contains change-in-control provisions entitling each executive to certain benefits in the event his employment is terminated within three years of a change in control of Valley Financial for reasons other than death, retirement, disability, cause, voluntary resignation other than for good reason, or pursuant to notice of termination given prior to the change in control. If either executive is terminated following a change in control, he will receive a lump-sum payment equal to 2.99 times average annual compensation for the most recent five years, provided that if the payment is or will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax, the amount of the payment will be reduced to avoid that excise tax.

     As an inducement for Mr. Woodson to join Valley Financial in February 1998, Valley Financial entered into a change-in-control severance agreement with him. The initial date of that agreement was February 9, 1998, and it had an initial five-year term. That agreement provides that if there is a change in control of Valley Financial during the term of that agreement, Mr. Woodson will be entitled to receive effectively the same protections and compensation terms provided to Messrs. Gutshall and Lewis, outlined in the preceding paragraph.

Certain Relationships and Related Transactions

     Anna L. Lawson, a Class A Director, is the sister of George W. Logan, a Class C Director and Chairman of the Board of Directors. Otherwise, there are no family relationships among the directors and executive officers of Valley Financial.


     Valley Bank has had and expects to have loan transactions with certain of the directors and officers and their affiliates. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectibility or have other unfavorable features. As of June 30, 2000, we had a total of $5.1 million in loans outstanding or committed to our directors and executive officers.


                          DESCRIPTION OF CAPITAL STOCK


     Valley Financial's Articles of Incorporation authorize 10 million shares of common stock, of which 1,013,207 shares were issued and outstanding on August 31, 2000. As of August 31, 2000, there were approximately 533 shareholders of record of our common stock and approximately 975 beneficial holders. In addition, our Articles authorize 10 million shares of preferred stock. There are no shares of preferred stock outstanding. The board may issue shares of common stock and preferred stock as the board deems advisable without further shareholder approval, except, for example, in the case of an acquisition of or combination with another bank or company. In other words, the board may decide to issue additional stock and dilute your ownership interest.

Summary of Shareholder Rights


     Dividend Rights. Valley Financial may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws. We do not expect to pay dividends in the near future, but rather to retain our earnings to provide funds to operate and expand our business. See "Dividend Policy" on page 8.

     Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. We do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

     Preemptive Rights. Holders of common stock do not have preemptive rights with respect to issues of common stock. Accordingly, your share ownership may be diluted if the board decides to issue additional stock in the future.

     Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of our company would be distributed to the holders of common stock on a pro-rata basis.

     Calls and Assessments. All common stock outstanding is fully paid and non-assessable.

     Indemnification of Officers and Directors. The Articles of Incorporation provide for the indemnification of our officers and directors for their actions unless a court finds them liable for willful misconduct or a knowing violation of the criminal law. In any proceeding brought by shareholders against an officer or director in connection with his or her position with Valley Financial or Valley Bank, no damages may be assessed against that officer or director unless he or she is liable for willful misconduct or a knowing violation of criminal or securities laws. We are advised that in the opinion of the Securities and Exchange Commission indemnification of directors, officers, and controlling persons for liabilities under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.

     Reports to Shareholders. We furnish shareholders with annual reports, including audited financial statements, and quarterly reports containing unaudited financial information.

Virginia Anti-Takeover Statutes

     State Anti-Takeover Statutes. Virginia law restricts transactions between a Virginia corporation and its affiliates and potential acquirers. The following discussion summarizes the two Virginia statutes that may discourage an attempt to acquire control of Valley Financial. We encourage you to read the entire statutes referenced below.

     Affiliated Transactions. Virginia Code Sections 13.1-725 - 727.1 govern "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval by the holders of at least two-thirds of the remaining voting shares of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or any reclassification, including a reverse stock split, recapitalization, or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by any 10% shareholder by more than 5%.

     For three years following the time that a shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with that shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by that shareholder, and majority approval of the disinterested directors. A disinterested director is a member of the Valley Financial board of directors who was (i) a member on the date the shareholder acquired more than 10% and (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the 10% shareholder.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's disinterested directors or that the transaction satisfy the fair-price requirement of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the 10% shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to a transaction with any 10% shareholder whose acquisition of shares taking him or her over 10% was approved by a majority of the corporation's disinterested directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any 10% shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not "opted out" of the Affiliated Transactions provisions.

     Control Share Acquisitions. Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of the three thresholds (20%, 33 1/3% or 50%) have no voting rights for those shares exceeding that threshold, unless granted by a majority vote of shares not owned by the acquiring person. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of the request.

     Both of these statutes provide impediments to a hostile or unwelcome takeover of Valley Financial. In doing so, they may discourage transactions that some shareholders may feel are in their best interest.


                     VALLEY FINANCIAL'S SUBORDINATED DEBT

     On June 30, 2000, Valley Financial issued subordinated debt in the principal amount of $2.3 million to a commercial bank. Of the proceeds of the note, $1.0 million was downstreamed to Valley Bank as additional common equity, $300,000 was used to retire inter-company debt and $1.0 million was retained at the parent company for general corporate purposes and to be available as a source of additional capital for Valley Bank.

     Under the Federal Reserve's risk-based capital guidelines, bank holding companies like Valley Financial may include in Tier 2 capital long-term subordinated debt that meet certain conditions. The $2.3 million subordinated debt is intended to be treated as capital rather than debt of Valley Financial for purposes of these capital adequacy guidelines.

     The subordinated debt principal amount must be paid back on July 1, 2012, although Valley Financial has the right to prepay the debt at any time except in limited, specified circumstances where prepayment might adversely affect the payment of senior debt. Valley Financial has no senior debt at this time, so nothing prevents prepayment of this subordinated debt. Quarterly payments of accrued interest are required. Interest accrues at a variable annual rate of 1.25% below the Wall Street Journal "prime rate."

     This debt is subordinated to Valley Financial's general creditors, is unsecured and does not contain provisions that permit the holder to require payment of principal prior to maturity except in the event of Valley Financial's bankruptcy or receivership.

     In the event of the insolvency of Valley Financial, this subordinated debt would be paid after general creditors but before any distribution to shareholders. Consequently, the subordinated debt would reduce dollar for dollar any insolvency or bankruptcy distribution that would otherwise be paid to shareholders. In the event that we failed to pay the subordinated debt at maturity, the holder could exercise its rights as a creditor to collect the subordinated debt. Such an action could cause Valley Financial to go into bankruptcy or other insolvency proceedings that would reduce or eliminate any bankruptcy or insolvency distribution. We intend to prepay this subordinated debt with a portion of the proceeds of this offering. Since this debt is already included in our regulatory capital calculation, paying off this debt with proceeds of this offering will mean that $2.3 million of the offering proceeds will not increase our regulatory capital.

                          SUPERVISION AND REGULATION

     We provide the following as a summary of statutes and regulations affecting bank holding companies like Valley Financial and banks like Valley Bank. Federal and state laws and regulations provide regulatory oversight for virtually all aspects of operations. This summary is qualified in its entirety by reference to these statutes and regulations.

Supervision and Regulation of Valley Financial

     General Banking Regulation. Valley Financial is a bank holding company within the meaning of the Federal Bank Holding Company Act of 1956 and the Virginia Banking Act. As a bank holding company, Valley Financial is required to file with the Federal Reserve periodic reports and information regarding its business operations and those of Valley Bank. Valley Financial also must provide the Virginia Bureau of Financial Institutions with information regarding itself and Valley Bank. Valley Financial and Valley Bank also are examined by the Federal Reserve and by the Virginia Bureau of Financial Institutions.

     A bank holding company is required to obtain prior approval from the Federal Reserve before acquiring control of substantially all the assets of any non-affiliated bank or more than 5% of the voting shares of any bank it does not already own, or before it merges or consolidates with another institution or engages in any business other than banking or managing, controlling or furnishing services to banks and other subsidiaries, and a limited list of activities closely related to or incidental to banking. Similarly, approval of the Virginia Bureau of Financial Institutions is required for certain acquisitions of other banks and bank holding companies. The Federal Reserve will approve the ownership by a bank holding company of shares in a company engaged in activities determined by order or regulation to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In other words, regulatory involvement, and frequently approval, is required if we engage in non-banking activities.

     Valley Financial would be compelled by the Federal Reserve to invest additional capital in the event Valley Bank experiences either significant loan losses or rapid growth of loans or deposits. The Federal Reserve requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries.

     Holding Company Capital Guidelines. As a bank holding company, we operate under the capital adequacy guidelines established by the Federal Reserve. Under the Federal Reserve's current risk-based capital guidelines for bank holding companies, the minimum required ratio for total capital to risk weighted assets we are required to maintain is 8%, with at least 4% consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock, certain other qualifying instruments, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. These risk-based capital guidelines establish minimum standards, and bank holding companies generally are expected to operate well above the minimum standards. We may raise this capital with certain types of debt, as we did with our subordinated debt, and we may raise capital by selling company stock, as we are doing with this offering.

     Financial Modernization Legislation. A bank holding company generally is restricted to activities related or incidental to banking. In the past, bank holding companies were specifically prohibited from engaging in the issue, flotation, underwriting, public sale, or distribution of third party securities. Limits also were placed on underwriting and selling insurance. The activities permissible to bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act, which became effective in March of this year. This new Act repeals the banking/securities industry anti-affiliation rules and permits the common ownership of commercial banks, investment banks, and insurance companies. Under this new law, a bank holding company can elect to be treated as a financial holding company, which may engage in any activity that the Federal Reserve determines is financial in nature. A financial holding company also may engage in any activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of the related depository institutions or the financial system generally.

     In order for a bank holding company to qualify as a financial holding company, all of its depository subsidiaries (i.e., banks and thrifts) must be well capitalized and well managed, and must meet their Community Reinvestment Act (CRA) obligations, as explained below. The bank holding company also must declare its intention to become a financial holding company to the Federal Reserve and certify that it meets the requirements. Banks and thrifts acquired by a financial holding company within 12 months prior to the date on which the election is filed may be excluded from this test if they have less than a satisfactory CRA rating, but they must submit a plan to the applicable federal banking agency describing how the CRA rating will be brought into conformance.


     Financial holding company powers that are either specified in the statute or have been determined by the Federal Reserve to be financial in nature include the following:

        .    underwriting insurance or annuities;
        .    providing financial or investment advice;
        .    underwriting, dealing in, or making markets in securities;
        .    merchant banking, subject to limitations on size and capital restrictions;
        .    insurance portfolio investing, subject to limitations; and
        .    any other activities previously found to be closely related to banking by the Federal Reserve.

     The Act also establishes a system of functional regulation for financial holding companies and banks providing regulation of securities by the Securities and Exchange Commission and state securities regulators, regulation of futures by the Commodity Futures Trading Commission, and regulation of insurance activities by the state insurance regulators. Banks may sell title insurance only when specifically permitted under the applicable state law.

     This new law also imposes new customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law. Specific privacy regulations are expected to be effective early in 2001.

     The new law also revises the present Federal Home Loan Bank system, imposing new capital requirements on Federal Home Loan Banks and authorizing them to issue two classes of stock with differing dividend rates and redemption requirements. Permissible uses of Federal Home Loan Bank advances by community financial institutions (under $500 million in assets) have been expanded to include funding loans to small businesses, and small farms and agribusiness. Valley Bank uses Federal Home Loan Bank loans extensively to fund our lending opportunities.

     The new law contains a variety of other provisions. Automated teller machine surcharges are prohibited unless the customer first has been provided notice of the imposition and amount of the fee. Community Reinvestment Act examinations for smaller institutions (including Valley Bank) will be less frequent. Certain reporting requirements are now imposed on depository institutions that make payments to non-governmental entities in connection with the Community Reinvestment Act.

     Valley Financial does not currently intend to become a "financial holding company" under the terms of this new law. We are unable to predict the impact of this new law on our competition or our operations at this time.

     Securities. Valley Financial also must comply with the requirements of the Securities Exchange Act of 1934, which include the filing of annual, quarterly and other reports with the Securities and Exchange Commission.

Supervision and Regulation of Valley Bank

     General. Valley Bank is a state bank and member of the Federal Reserve System. Valley Bank will be examined and regulated by the Federal Reserve and the Virginia Bureau of Financial Institutions. The Federal Reserve and the Virginia Bureau regulate and monitor all significant aspects of Valley Bank's operations. The Federal Reserve requires quarterly reports on Valley Bank's financial condition, and both federal and state regulators conduct periodic examinations of the bank. The cost of complying with these regulations and reporting requirements can be significant. In addition, some of these regulations impact investors directly. For example, Valley Bank may pay dividends only out of its net undivided profits after deducting expenses, bad debts, losses, interest and taxes accrued, and contribution to capital necessary for the bank's original capital to be restored. The Federal Reserve recommends that banks pay dividends only if the net income available to shareholders in the past year fully funds those dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality, and overall financial condition. Regulatory restrictions on Valley Bank's ability to pay dividends may adversely impact Valley Financial's ability to pay dividends to its shareholders.

     As a member of the Federal Reserve, Valley Bank also will have to comply with rules that restrict preferential loans by the bank to "insiders," require Valley Bank to keep information on loans to principal shareholders and executive officers, and prohibit certain director and officer interlocks between financial institutions. Valley Bank's loan operations, particularly for consumer and residential real estate loans, are also subject to numerous legal requirements as are its deposit activities. In addition to regulatory compliance costs, these laws may create the risk of liability to Valley Bank for noncompliance.

     FDIC Insurance. Valley Bank's deposits will be insured by the FDIC for a maximum of $100,000 per depositor. For this protection, Valley Bank pays a semi-annual statutory assessment and must comply with the rules and regulations of the FDIC. Valley Bank's recent annual FDIC deposit insurance premium assessments were zero, reflecting the industry's improved health. However, these assessments can change, affecting Valley Bank's costs, depending on the solvency of the banking industry as a whole. In addition, the cost of complying with FDIC rules and regulations may negatively impact Valley Bank's profitability. For member banks like Valley Bank, the Federal Reserve has the authority to prevent the continuance or development of unsound and unsafe banking practices and to approve conversions, mergers and consolidations. Obtaining regulatory approval of these transactions can be expensive, time- consuming, and ultimately may not be successful.

     Bank Capital Guidelines. Federal bank regulatory authorities have adopted risk-based capital adequacy guidelines that redefine traditional capital ratios to take into account assessments of risks related to each balance sheet category, as well as off-balance sheet financing activities. This represents an effort to measure capital adequacy in a way that is more sensitive to the individual risk profiles of specific financial institutions. The risk-weighted asset base is equal to the sum of the aggregate dollar value of assets and certain off-balance sheet items (such as currency or interest rate swaps) in each of the four separate risk categories, multiplied by the risk weight assigned to each specific asset category. After the items in each category have been totaled and multiplied by the category's risk factor, category totals are aggregated to derive the total risk-weighted assets, and the total adjusted capital base is divided by the total risk-weighted assets to derive a ratio.

     Under the Federal Reserve's current risk-based capital guidelines for member banks, Valley Bank will be required to maintain a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock, certain other qualifying instruments, and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. In addition, the Federal Reserve requires its member banks to maintain a minimum ratio of Tier 1 capital to average total assets. This capital measure generally is referred to as the leverage capital ratio. The minimum required leverage capital ratio is 4% if the Federal Reserve determines that the institution is not anticipating or experiencing significant growth and has well-diversified risks -- including no undue interest rate exposure, excellent asset quality, high liquidity and good earnings -- and, in general, is considered a strong banking organization and rated Composite 1 under the Uniform Financial Institutions Rating Systems. If Valley Bank does not satisfy any of these criteria it may be required to maintain a ratio of total capital to risk-based assets of 10% and a ratio of Tier 1 capital to risk-based assets of at least 6%. Valley Bank would then be required to maintain a 5% leverage capital ratio. These regulations can impact Valley Bank by requiring it to hold more capital and thereby inhibit its ability to grow. At June 30, 2000 Valley Financial and Valley Bank had the following risk-based capital and leverage ratios relative to regulatory minimums:

          Ratio        Valley Financial   Valley Bank   Minimum
          -----        ----------------   -----------   -------

          Tier 1              9.2%            9.9%        4.0%
          Total              12.1            10.8         8.0
          Leverage            7.3             7.9         4.0

     Affiliate Transactions and Branching. The Federal Reserve Act restricts loans, investments, asset purchases and other transactions between banks and their affiliates, including placing collateral requirements and requiring that those transactions are on terms and under conditions substantially the same as those prevailing at the time for comparable transactions with non-affiliates. Valley Bank may branch without geographic restriction in Virginia, and it may acquire branches or banks or merge across state lines in most cases. Valley Bank does not currently intend to expand outside of Virginia.

     Community Reinvestment Act. The federal Community Reinvestment Act (CRA) requires that the federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Recent legislative and regulatory changes have reduced the paperwork and regulatory burden of CRA on smaller institutions such as Valley Bank. Valley Bank received a "Satisfactory" CRA rating in its latest CRA examination.

     Other Regulation. Valley Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting our income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on Valley Bank in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and disclosure of cash transactions exceeding $10,000 to the Internal Revenue Service.

Monetary Policy

     Banking is a business that depends on interest rate differentials. The difference between the interest rates paid by Valley Bank on its deposits and other borrowings and the interest rates received on loans extended to its customers and on securities held in its portfolio comprises the major portion of Valley Bank's earnings.

     The earnings and growth of Valley Bank will be affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy by its open market operations in United States government securities, adjustments in the amount of industry reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates charged and paid on deposits. We cannot predict the nature and impact of any future changes in monetary policies.

Recent Legislative Developments

     The United States Congress periodically adopts legislation that impacts both banks and other financial institutions. Legislation of this type could further deregulate the financial services industry and lift remaining geographic restrictions on banks and bank holding companies and current prohibitions against banks engaging in certain non-banking activities and nonbanks engaging in banking activities. These legislative changes could place us in more direct competition with other financial institutions, including mutual funds, securities brokerage firms, insurance companies, and investment banking firms. On the other hand, legislation could impose further restrictions on banks which might limit the services or products banks offer, the manner in which they may be offered, or the cost of offering them. Because of these uncertainties, we cannot predict what legislation might be enacted, and, if enacted, the effect thereof.

                                 UNDERWRITING

     Valley Financial has entered into an underwriting agreement with Davenport & Company LLC with respect to the shares being offered. This is a firm commitment underwriting. This means that the underwriter has agreed to purchase all of the shares offered by this prospectus (other than those offered by the over-allotment option described below) if any are purchased.

     If the underwriter sells more than the 200,000 shares, the underwriter has an over-allotment option to buy up to an additional 30,000 shares of common stock from us to cover such sales. The underwriter may exercise this option for 30 days from the date of this prospectus at the public offering price set forth on the cover page of this prospectus less the underwriting discount.

     At our request the underwriter has reserved approximately 50,000 shares of common stock for sale to our current directors at the public offering price on the cover of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased will be offered to the general public on the same basis as the other shares offered by this prospectus.

     The following table shows the per share and total underwriting discount to be paid to the underwriter by us. The underwriter will receive an underwriting discount of 1% of the public offering price on approximately 50,000 shares sold to our current directors and 7% of the public offering price for all other shares sold. Such amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase 30,000 additional shares.

                                           No Exercise   Full Exercise
                                           -----------   -------------
     Per share to public.................. $             $
     Per share to directors...............
     Total................................

     We estimate that the total expenses of this offering payable by us will be approximately $125,000, excluding the underwriting discount.

     The underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer some of the shares directly to
certain securities dealers at such price less a concession of $   per share. The
underwriter may also allow, and such dealers may reallow, a concession not in
excess of $   per share to certain other dealers. If all the shares are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms.

     Valley Financial, its directors and senior officers have agreed with the underwriter not to dispose of or hedge any of their common stock and securities that are exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriter.

     There is a limited public market for our common stock, with an approximate average trading volume of only 3,000 shares per week since January 1, 2000. See "Market for Common Stock" on page 7. The public offering price for the shares will be determined by negotiations between the underwriter and us. We and the underwriter expect to consider a number of factors including prevailing market conditions, the current market for our stock, market prices and demand for common stock of other similar publicly-traded companies, the history of and prospects for our industry and for financial institutions generally, an assessment of our management, our present operations, our historical results of operations, the trend of our revenues and earnings and our earnings prospects. Neither we nor the underwriter can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the public offering price.

     In connection with this offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in process.

     The underwriter may also impose a penalty bid. This occurs when a particular selected dealer repays to the underwriter a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of such selected dealer in stabilizing or short covering transactions.

     These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the OTC Bulletin Board or otherwise.

     The underwriter and other dealers may engage in passive market-making transactions in our stock in accordance with Rule 103 of Regulation M, promulgated by the SEC. In general, a passive market maker may not purchase or bid for common stock at a price that exceeds the highest independent bid. The net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the stock during a specified two-month period, or 200 shares, whichever is greater. A passive market maker must identify passive market-making bids as such on the Nasdaq reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent levels. The underwriter and dealers are not required to engage in these activities and may cease doing so at any time.

     The underwriter presently makes a market in our common stock and intends to continue doing so after completing this offering.

     Valley Financial has also agreed to reimburse the underwriter for up to $25,000 of its out-of-pocket costs and expenses and to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain matters in this offering, including the legality of the common stock offered in this prospectus, will be passed upon for Valley Financial by Flippin, Densmore, Morse and Jessee, a Professional Corporation. Certain matters in this offering will be passed upon for Davenport & Company LLC by Williams, Mullen, Clark & Dobbins, P.C.

                                    EXPERTS

     Larrowe & Company, P.L.C., independent auditors, audited the consolidated financial statements of Valley Financial as of December 31, 1999 and for the year then ended included in this prospectus. Their report on the financial statements referred to in the preceding sentence included in this prospectus is included in reliance on the report of Larrowe & Company, P.L.C., given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Valley Financial Corporation and subsidiary as of December 31, 1998, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     Valley Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that act files reports, proxy statements, information statements, and other information with the Securities and Exchange Commission. All of those reports, proxy statements, information statements, and other information, when filed, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). The SEC also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC, including Valley Financial, and the address of that site is http://www.sec.gov. In addition, the common stock of Valley Financial is listed on the OTC Bulletin Board, and reports, proxy statements, and other information concerning Valley Financial can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Valley Financial has filed a Registration Statement on Form SB-2 under the Securities Act of 1933 to register this common stock with the SEC. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information that interested persons can find in the Registration Statement or the exhibits and schedules to the Registration Statement. For further information about Valley Financial or the common stock offered in this prospectus, you should read the Registration Statement, including its exhibits, financial statements, and schedules.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, and financial and other goals. The words "believes", "expects", "may", "will", "should", "projects", "contemplates", "anticipates", "forecasts", "intends", or other similar words or terms, are intended to identify forward looking statements.

     These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

  .  Continued levels of loan quality and origination volume;
  .  Interest rate fluctuations and other economic conditions;
  .  Competition in product offerings and product pricing;
  .  Continued relationships with major customers;
  .  Future laws and regulations; and

  . Other factors, including those matters discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

     Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

                         VALLEY FINANCIAL CORPORATION

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INTERIM PERIODS (UNAUDITED)
---------------------------
Consolidated Balance Sheets as of June 30, 2000......................   F-2
Consolidated Statements of Income for the six months
     ended June 30, 2000 and 1999....................................   F-3
Consolidated Statements of Cash Flows for the six
     months ended June 30, 2000 and 1999.............................   F-4
Condensed Notes to Consolidated Financial Statements.................   F-5


FULL FISCAL YEARS (AUDITED)
---------------------------
Independent Auditors' Report - Larrowe & Company, P.L.C..............   F-10
Independent Auditors' Report - KPMG LLP..............................   F-11
Consolidated Balance Sheets as of December 31, 1999
     and 1998........................................................   F-12
Consolidated Statements of Income and Comprehensive
     Income (Loss) for the years ended December 31,
     1999 and 1998...................................................   F-13
Consolidated Statements of Changes in Shareholders'
     Equity for the years ended December 31, 1999
     and 1998........................................................   F-14
Consolidated Statements of Cash Flows for the years
     Ended December 31, 1999 and 1998................................   F-15
Notes to Consolidated Financial Statements...........................   F-16

                          VALLEY FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                      (In thousands, except per share data)

                                                                      June 30    December 31
                                                                        2000         1999
                                                                      ---------    ---------
Assets
         Cash and due from banks                                      $   5,147    $   4,027
         Money market investments:
                  Federal funds sold                                      1,309        6,034
                  Interest-bearing deposits in other banks                   75           71
                                                                      ---------    ---------
                           Total money market investments                 1,384        6,105

         Securities available for sale                                   34,910       31,964
         Loans:
                  Commercial loans                                       27,771       24,651
                  Commercial real estate loans                           37,673       33,485
                  Residential real estate loans                          26,000       19,773
                  Loans to individuals                                   15,490       13,481
                                                                      ---------    ---------
                           Total loans                                  106,934       91,390
         Less unearned income                                               (33)         (32)
         Less allowance for loan losses                                  (1,073)        (910)
                                                                      ---------    ---------
                           Net loans                                    105,828       90,448
         Premises and equipment                                           2,559        2,629
         Accrued interest receivable                                      1,135          989
         Other assets                                                       990          994
                                                                      ---------    ---------
                           Total assets                               $ 151,953    $ 137,156
                                                                      =========    =========

Liabilities and Shareholders' Equity
         Deposits:
                  Non-interest bearing demand deposits                $  19,382    $  14,328
                  Interest bearing demand deposits                        7,448        9,423
                  Money market deposits                                  21,698       22,178
                  Other savings deposits                                  1,543        1,357
                  Certificates of deposits *100,000                      14,157       12,974
                  Other time deposits                                    57,279       55,217
                                                                      ---------    ---------
                           Total deposits                               121,507      115,477
                                                                      ---------    ---------

Short-term borrowings                                                     3,000            -
Securities sold under agreements to repurchase                            4,167          992
Accrued interest payable                                                  1,034        1,034
Other liabilities                                                           211          598
Subordinated capital note                                                 2,300            -
Federal Home Loan Bank advances                                          10,000       10,000
                                                                      ---------    ---------
                           Total liabilities                            142,219      128,101
                                                                      ---------    ---------
Commitments and other contingencies

Preferred stock, no par value. Authorized 10,000,000 shares;
         none issued and outstanding
Common stock, no par value.  Authorized 10,000,000
         shares; issued and outstanding 1,013,207 at
         June 30, 2000 and 1,013,207 at December
         31,1999                                                          9,099        9,099
Accumulated retained earnings                                             1,618          934
Accumulated other comprehensive loss                                       (983)        (978)
                                                                      ---------    ---------
                           Total shareholders' equity                     9,734        9,055
                                                                      ---------    ---------
                           Total liabilities and shareholders' equity $ 151,953    $ 137,156
                                                                      =========    =========

______
*  greater than sign

See accompanying notes to consolidated financial statements.

                          VALLEY FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                      (In thousands, except per share data)

                                                          For the Period     For the Period
                                                          January 1, 2000    January 1, 1999
                                                              Through            Through
                                                           June 30, 2000      June  30, 1999
                                                           -------------      --------------
Interest Income:
         Interest and fees on loans                            $4,378             $3,192
         Interest on money market investments                      25                 34
         Interest on securities - taxable                         907                643
         Interest on securities - nontaxable                      195                153
                                                                -----              -----
                  Total interest income                         5,505              4,022
                                                                -----              -----
Interest Expense:
         Interest on certificates of deposit * 100,000            363                243
         Interest on other deposits                             2,034              1,605
         Interest on Federal Home Loan Bank advances              265                157
         Interest on repurchase agreements                         64                  -
         Interest on borrowed funds                                84                 17
                                                                -----              -----
                  Total interest expense                        2,810              2,022
                                                                -----              -----

                  Net interest income                           2,695              2,000

Provision for loan losses                                         163                127
                                                                -----              -----

         Net interest income after provision for loan losses    2,532              1,873
                                                                -----              -----
Noninterest income:
         Service charges on deposit accounts                      152                101
         Other fee income                                          43                 45
         Securities gains (losses)                                  -                  -
                                                                -----              -----

                  Total noninterest income                        195                146
                                                                -----              -----

Noninterest expense:
         Compensation expense                                     944                781
         Occupancy and equipment expense, net                     214                179
         Data processing expense                                  101                 81
         Marketing and advertising expense                         55                 73
         Office supplies expense                                   34                 52
         Other expense                                            425                292
                                                                -----              -----
                 Total noninterest expense                      1,773              1,458
                                                                -----              -----

Net income before taxes                                           954                561

Provision for income taxes                                        270                147

Net income                                                     $  684             $  414
                                                               ======             ======
Basic earnings per share                                       $  .68             $  .41
                                                               ======             ======

Diluted earnings per share                                     $  .65             $  .40
                                                               ======             ======

_______
* greater than sign

See accompanying notes to consolidated financial statements.

                         VALLEY FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                      (In thousands, except per share data)

                                                              For the Period     For the Period
                                                              January 1, 2000    January 1, 1999
                                                                  Through             Through
                                                              June 30, 2000      June 30, 1999
                                                             ----------------    ---------------
Cash Flows From Operating Activities:
         Net income                                              $    684            $    414
         Adjustments to reconcile net income to net cash
         provided by operating activities:
                  Provision for loan losses                           163                 127
                  Depreciation and amortization of bank
                    premises and equipment                            115                 107
                  Amortization of organizational expenses               -                  14
                  Amortization (accretion) of premiums and
                    discounts                                          12                  25
                  Increase (decrease) in unearned fees                  1                  (3)
                  Increase in accrued interest receivable            (146)               (117)
                  (Increase) decrease in other assets                   6                 (81)
                  Decrease in accrued interest payable                  -                 (27)
                  Decrease in other liabilities                      (387)                (15)
                                                                 --------            --------
Net cash provided by operating activities                             448                 444
                                                                 --------            --------

Cash Flows From Investing Activities:
         Decrease in money market investments                       4,721               1,661
         Purchases of premises and equipment                          (45)               (870)
         Purchases of securities available-for-sale                (3,538)            (14,112)
         Proceeds from sales, calls, and maturities of
           securities available-for-sale                              573               6,971
         Increase in loans                                        (15,544)            (12,064)
                                                                 --------            --------

Net cash used in investing activities                             (13,833)            (18,414)
                                                                 --------            --------
Cash Flows From Financing Activities:
         Increase in time deposits greater than $100,000            1,183               2,436
         Increase in other time deposits                            2,062               5,306
         Increase in other deposits                                 2,785                 408
         Increase in short-term borrowings                          6,175               4,597
         Proceeds from subordinated capital note                    2,300                   -
         Proceeds from Federal Home Loan Bank advances                  -               5,000
         Proceeds from the issuance of common stock                     -                   4
                                                                 --------            --------
Net cash provided by financing activities                          14,505              17,751
                                                                 --------            --------

Net increase (decrease) in Cash and Due From Banks                  1,120                (219)

Cash and Due From Banks at Beginning of Period                      4,027               3,462
                                                                 --------            --------

Cash and Due From Banks at End of Period                         $  5,147            $  3,243
                                                                 ========            ========
Supplemental disclosure of cash flow information:
         Cash paid during the period for interest                $  2,810            $  2,049
                                                                 ========            ========
         Cash paid during the period for taxes                   $    650            $    176
                                                                 ========            ========

See accompanying notes to consolidated financial statements

                         VALLEY FINANCIAL CORPORATION

                  Notes to Consolidated Financial Statements
                                 June 30, 2000
                                  (Unaudited)
                (In thousands, except share and per share data)

         (1)      Organization and Summary of Significant Accounting Policies

                  Valley Financial Corporation (the "Company") was incorporated under the laws of the Commonwealth of Virginia on March 15, 1994, primarily to serve as a holding company for Valley Bank (the "Bank"), which opened for business on May 15, 1995. The Company's fiscal year end is December 31.

                  The consolidated financial statements of the Company conform to generally accepted accounting principles and to general banking industry practices. The interim period consolidated financial statements are unaudited; however, in the opinion of management, all adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial statements herein have been included. The consolidated financial statements herein should be read in conjunction with the Company's 1999 Annual Report on Form 10-KSB.

                  The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

         (2)      Cash and Cash Equivalents

                  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

         (3)      Securities

                  The carrying values, unrealized gains, unrealized losses and approximate fair values of investment securities at June 30, 2000 are shown in the table below. The entire investment portfolio is classified as available-for-sale in order to provide maximum liquidity for funding needs. As of June 30, 2000, investments with amortized costs and fair values of $18,779 and $17,961, respectively, were pledged as collateral for public deposits, a line of credit available from the Federal Home Loan Bank, customer sweep accounts, and for other purposes as required or permitted by law.

          ======================================================================================================
                                                       Carrying     Unrealized     Unrealized      Approximate
          Securities available for sale:                Values         Gains         Losses        Fair Values
                                                     ------------- -------------- -------------- ---------------
          U.S. Treasury                                   $200          $0              ($1)            $199

          U.S. Government agencies                      23,283           6           (1,060)          22,229

          Mortgage-backed securities                     3,496           0              (67)           3,429

          States and political subdivisions              8,154           0             (353)           7,801

          Corporate debt securities                        100           0               (1)              99

          Equity securities                              1,168           0              (15)           1,153
                                                         -----           -             ----            -----

               Total securities available for sale     $36,401          $6          ($1,497)         $34,910
                                                       =====================================================
          ======================================================================================================

         (4)      Allowance for Loan Losses

                  Changes in the allowance for loan losses are as follows:

                                                            2000        1999
                                                            ----        ----
                           Balance at January 1             $910        $708
                           Provision for loan losses         163         127
                           Recoveries                          0           0
                           Charged off loans                   0         (2)
                                                               -         ---
                           Balance at June 30             $1,073        $833
                                                          ======        ====
         (5)      Earnings Per Share

                  Basic earnings per share is based upon the weighted average number of common shares outstanding during the period. The weighted average shares outstanding for the diluted earnings per share computations were adjusted to reflect the assumed conversion of shares available under stock options. The following table summarizes the shares utilized in the computations:

                  Weighted Average Shares Outstanding

                  Three months ending June 30:      Basic       Diluted
                                                    -----       -------

                                    2000          1,013,207    1,061,838
                                                  =========    =========

                                    1999          1,013,207    1,043,401
                                                  =========    =========

                  Six months ending June 30:

                                    2000          1,013,207    1,060,405
                                                  =========    =========

                                    1999          1,013,145    1,041,739
                                                  =========    =========

          (6)      Comprehensive Income

                  On January 1, 1998, The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. This Statement was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

                  The Company is required to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on securities available for sale) by their nature in a financial statement. It does not require a specific format for that financial statement but requires the Company to display an amount representing comprehensive income for the period in that financial statement. The Company is required to present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

                  The adoption of Statement 130 on January 1, 1998 did not have any effect on the consolidated financial position, results of operations or liquidity of the Company. However, Statement 130 does have an effect on financial statement displays presented by the Company since the Company has net unrealized gains (losses) on available-for-sale securities, an item of other comprehensive income. For the six months ended June 30, 2000 and 1999, total comprehensive income (loss) was $679 and $(300), respectively. For the three months ended June 30, 2000 and 1999, total comprehensive income (loss) was $366 and $(391), respectively.

                  The information that follows discloses the reclassification adjustments and the income taxes related to securities available-for-sale that are included in other comprehensive income (loss), net of income taxes for the six and three month periods ended June 30, 2000 and 1999.

                                                                For the Six Months Ended       For the Six Months Ended
                                                                      June 30, 2000                  June 30, 1999
                                                                      -------------                  -------------
Net unrealized losses on securities available-for-sale:
  Net unrealized holding losses during the year                         $    (7)                       $(1,082)
    Less reclassification adjustments for gains included
      in net income                                                           -                              -
  Income tax benefit                                                          2                            368
                                                                        -------                        -------
        Other comprehensive loss, net of income taxes                   $    (5)                       $  (714)
                                                                        =======                        =======

                                                                For the Three Months Ended     For the Three Months Ended
                                                                      June 30, 2000                  June 30, 1999
                                                                      -------------                  -------------
Net unrealized losses on securities available-for-sale:
  Net unrealized holding gains (losses) during the quarter              $     9                        $  (915)
    Less reclassification adjustments for gains included
      in net income                                                           -                              -
  Income tax benefit (expense)                                               (3)                           311
                                                                        -------                        -------
        Other comprehensive income (loss), net of income taxes          $     6                        $  (604)
                                                                        =======                        =======

                         Independent Auditors' Report

The Board of Directors
Valley Financial Corporation:


We have audited the accompanying consolidated balance sheet of Valley Financial Corporation and subsidiary as of December 31, 1999 and the related consolidated statements of income and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Valley Financial Corporation and subsidiary for the year ended December 31, 1998 were audited by other auditors whose report dated January 22, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Financial Corporation and subsidiary as of December 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Larrowe & Company, PLC

Galax, Virginia

January 14, 2000, except for Note 15, as to which the date is February 2, 2000 and Note 18, as to which the date is January 20,2000.

                         Independent Auditors' Report

The Board of Directors
Valley Financial Corporation:


We have audited the accompanying consolidated balance sheet of Valley Financial Corporation and subsidiary as of December 31, 1998, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley Financial Corporation and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                    KPMG LLP

Roanoke, Virginia
January 22, 1999

                         VALLEY FINANCIAL CORPORATION
                          Consolidated Balance Sheets
                          December 31, 1999 and 1998

                       (In thousands, except share data)


                                                                                          1999           1998
                                                                                      -------------  --------------
                  Assets

Cash and due from banks                                                               $       4,027  $        3,462
Money market investments Federal funds sold                                                   6,034           1,699
   Interest-bearing deposits in other banks                                                      71              44
Securities available-for-sale Loans                                                          31,964          26,118
   Commercial loans                                                                          24,651          17,794
   Commercial real estate loans                                                              33,485          22,040
   Residential real estate loans                                                             19,773          19,140
   Loans to individuals                                                                      13,481          12,648
                                                                                      -------------  --------------
Total loans                                                                                  91,390          71,622
     Less unearned fees                                                                         (32)            (39)
   Less allowance for loan losses                                                              (910)           (708)
                                                                                      -------------  --------------
Loans, net                                                                                   90,448          70,875

Premises and equipment, net                                                                   2,629           1,830
Accrued interest receivable                                                                     989             804
Other assets                                                                                    994             277
Organizational expenses, net                                                                      -              77
                                                                                      -------------  --------------
                  Total assets                                                        $     137,156  $      105,186
                                                                                      =============  ==============

          Liabilities and Shareholders' Equity

Noninterest-bearing deposits                                                          $      14,328  $       10,437
Interest-bearing demand deposits                                                              9,423           7,687
Savings deposits                                                                              1,357           1,106
Money market deposits                                                                        22,178          24,826
Time deposits greater than $100,000                                                          12,974           8,048
Other time deposits                                                                          55,217          37,922
                                                                                      -------------  --------------
                  Total deposits                                                            115,477          90,026

Securities sold under agreements to repurchase                                                  992               -
Accrued interest payable                                                                      1,034             679
Other liabilities                                                                               598             324
Federal Home Loan Bank advances                                                              10,000           5,000
                                                                                      -------------  --------------
                  Total liabilities                                                         128,101          96,029
                                                                                      -------------  --------------

Commitments and other matters

Shareholders' equity:
   Preferred stock, no par value.  Authorized
     10,000,000 shares; none issued and outstanding                                               -              -
   Common stock, no par value.  Authorized
     10,000,000 shares; issued and outstanding
     1,013,207 shares and 964,590 shares in 1999 and
     1998, respectively                                                                       9,099           9,095
   Retained earnings (deficit)                                                                  934            (108)
   Accumulated other comprehensive income (loss)                                               (978)            170
                                                                                      -------------  --------------
                  Total shareholders' equity                                                  9,055           9,157
                                                                                      -------------  --------------
                  Total liabilities and shareholders' equity                          $     137,156  $      105,186
                                                                                      =============  ==============

         See accompanying notes to consolidated financial statements.

                         VALLEY FINANCIAL CORPORATION
       Consolidated Statements of Income and Comprehensive Income (Loss)
                    Years Ended December 31, 1999 and 1998
                (In thousands, except share and per share data)

                                                                                           1999           1998
                                                                                      -------------  --------------
Interest income:
   Interest and fees on loans                                                         $       6,823  $        5,059
   Interest on securities - taxable                                                           1,476           1,365
   Interest on securities - nontaxable                                                          325             195
   Interest on money market investments                                                         135             151
                                                                                      -------------  --------------
                  Total interest income                                                       8,759           6,770
                                                                                      -------------  --------------

Interest expense:
   Interest on certificates of deposit of
       $100,000 or more                                                                         549             397
   Interest on other deposits                                                                 3,445           2,860
   Interest on Federal Home Loan Bank advances                                                  415             208
   Interest on other borrowed funds                                                              23              47
                                                                                      -------------  --------------
                  Total interest expense                                                      4,432           3,512
                                                                                      -------------  --------------

                  Net interest income                                                         4,327           3,258
   Provision for loan losses                                                                    216             249
                                                                                      -------------  --------------
                  Net interest income after provision
                    for loan losses                                                           4,111           3,009
                                                                                      -------------  --------------

Noninterest income:
   Service charges on deposit accounts                                                          220             165
   Gain on sale of securities                                                                     -              10
   Other income                                                                                 134              89
                                                                                      -------------  --------------
                  Total noninterest income                                                      354             264
                                                                                      -------------  --------------

Noninterest expense:
   Personnel                                                                                  1,649           1,177
   Occupancy                                                                                    213             168
   Data processing and equipment                                                                348             260
   Advertising and promotion                                                                    115              90
   Supplies                                                                                      82              57
   Amortization of organizational expenses                                                       77              57
   Other expense                                                                                545             443
                                                                                      -------------  --------------
                  Total noninterest expense                                                   3,029           2,252
                                                                                      -------------  --------------
                  Income before income taxes                                                  1,436           1,021

Income tax expense                                                                              394             263
                                                                                      -------------  --------------
                  Net income                                                                  1,042             758

Other comprehensive income (loss), net of deferred tax (expense) benefit:
   Net unrealized gains (losses) on securities
      available-for-sale                                                                     (1,148)            114
                                                                                      -------------  --------------
Comprehensive income (loss)                                                           $        (106) $          872
                                                                                      =============  ==============

Net income per share:
     Basic net income per share                                                       $        1.03  $          .75
                                                                                      =============  ==============
     Diluted net income per share                                                     $         .99  $          .73
                                                                                      =============  ==============


         See accompanying notes to consolidated financial statements.

                         VALLEY FINANCIAL CORPORATION
          Consolidated Statements of Changes in Shareholders' Equity
                    Years Ended December 31, 1999 and 1998
                       (In thousands, except share data)

                                                                                          Accum-
                                                                                          ulated
                                                                                          Other          Total
                                                                                          Compre-        Share-
                                            Common         Common        Retained         hensive       holders'
                                            Shares         Stock         Earnings         Income         Equity
                                                                         (Deficit)        (Loss)
                                        -------------  --------------  -------------  -------------  --------------
Balances at December 31, 1997                 964,040  $        9,089  $        (866) $          56  $        8,279

Net income                                          -               -            758              -             758
Stock options exercised                           550               6              -              -               6
Unrealized gains on
  securities available-
  for-sale, net of
  deferred tax expense
  of $59                                            -               -              -            114             114
                                        -------------  --------------  -------------  -------------  --------------
Balances at December 31, 1998                 964,590           9,095           (108)           170           9,157

Net income                                          -               -          1,042              -           1,042
Stock options exercised                           400               4              -              -               4
Stock split                                    48,217               -              -              -               -
Unrealized losses on
  securities available-
  for-sale, net of
  deferred tax benefit
    of $591                                         -               -              -         (1,148)         (1,148)
                                        -------------  --------------  -------------  -------------  --------------
Balances at December 31, 1999               1,013,207  $        9,099  $         934  $        (978) $        9,055
                                        =============  ==============  =============  =============  ==============

         See accompanying notes to consolidated financial statements.

                         VALLEY FINANCIAL CORPORATION
                     Consolidated Statements of Cash Flows
                    Years Ended December 31, 1999 and 1998
                                (In thousands)

                                                                                           1999           1998
                                                                                      -------------  ---------------
Cash flows from operating activities:
   Net income                                                                         $       1,042  $          758
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Provision for loan losses                                                                216             249
       Depreciation and amortization of
        premises and equipment                                                                  206             153
       Deferred income tax                                                                      (61)            189
       Amortization of organizational expenses                                                   77              57
       Gain on sale of securities                                                                 -             (10)
       Amortization (accretion) of premiums/discounts, net                                       29               1
       Increase (decrease) in unearned fees                                                      (7)              1
       Increase in accrued interest receivable                                                 (185)           (168)
       Increase in other assets                                                                 (83)            (24)
       Increase in accrued interest payable                                                     355             169
       Increase in other liabilities                                                            274              24
                                                                                      -------------  --------------
                  Net cash provided by operating activities                                   1,863           1,399
                                                                                      -------------  --------------

Cash flows from investing activities:
   Net increase in money market investments                                                  (4,362)           (270)
   Purchases of premises and equipment                                                       (1,005)           (668)
   Purchases of securities available-for-sale                                               (15,608)        (34,587)
   Proceeds from sales, calls and maturities of
     securities available-for-sale                                                            7,994          29,795
   Increase in loans, net                                                                   (19,764)        (24,975)
                                                                                      -------------  --------------
                  Net cash used in investing activities                                     (32,745)        (30,705)
                                                                                      -------------  --------------

Cash flows from financing activities:
   Increase in time deposits greater than $100,000                                            4,926           1,567
   Increase in other time deposits                                                           17,295           5,819
   Net increase in other deposits                                                             3,230          17,052
   Federal Home Loan Bank advances                                                            5,000           5,000
     Increase in securities sold under
      agreements to repurchase                                                                  992               -
     Proceeds from exercise of stock options                                                      4               6
                                                                                      -------------  --------------
                  Net cash provided by financing activities                                  31,447          29,444
                                                                                      -------------  --------------
                  Net increase in cash and due from banks                                       565             138

Cash and due from banks at beginning of year                                                  3,462           3,324
                                                                                      -------------  --------------
Cash and due from banks at end of year                                                $       4,027  $        3,462
                                                                                      =============  ==============

Supplemental disclosure of cash flows information:
   Cash paid during the year for interest                                             $       4,077  $        3,343
                                                                                      =============  ==============
     Cash paid during the year for income taxes                                       $         243  $            2
                                                                                      =============  ==============

         See accompanying notes to consolidated financial statements.

                         VALLEY FINANCIAL CORPORATION
                  Notes to Consolidated Financial Statements
                          December 31, 1999 and 1998
                (In thousands except share and per share data)

(1)  Summary of Significant Accounting Policies

          (a)  General

               The accounting and reporting policies of Valley Financial Corporation ("the Company") and Valley Bank ("the Bank") conform to generally accepted accounting principles and to general banking industry practices. The Bank provides traditional commercial banking services concentrated primarily in the Roanoke Valley. The Bank does not currently offer trust services; however, the Bank does refer customers to a provider of trust services in exchange for a fee.

               The following is a summary of the more significant accounting policies:

          (b)  Consolidation

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, collectively referred to hereinafter as the Corporation. All significant inter-company balances and transactions have been eliminated.

          (c)  Cash and Cash Equivalents

               For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

          (d)  Securities

               Investments are classified in three categories and accounted for as follows: (1) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as securities held-to-maturity" and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "securities available-for-sale" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of shareholders' equity.

               The Corporation does not currently maintain a trading securities portfolio and there were no securities classified as held-to-maturity at December 31, 1999 or 1998. Gains or losses on disposition, if any, are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method. A decline in value of any available-for-sale or held-to-maturity security below cost deemed other than temporary is charged directly to net income, resulting in the establishment of a new cost basis for the security.

          (e)  Required Investments

               As members of the Federal Reserve and the Federal Home Loan Bank
               (FHLB) of Atlanta, the Bank is required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. In addition, the Bank is eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans, and the Bank's capital stock investment in the FHLB (see notes 3 and 4). At December 31, 1999, the Bank's available borrowing limit was approximately $15,000. The Bank had $10,000 in borrowings outstanding at December 31, 1999. Advances of $5,000 were outstanding at December 31, 1998.

               The borrowing consists of two $5,000 advances. One advance is due in 2004 and bears interest at a fixed rate of 4.92 percent. The other advance is due 2009 and bears interest at a fixed rate of
               5.46 percent. After the first year, both advances are convertible to variable rate at the prevailing three month LIBOR, at the option of the FHLB.

          (f)  Loans, Allowance for Loan Losses, Loan Fees and Costs

               Loans are stated at the amount of unpaid principal, reduced by unearned fees on loans, and an allowance for loan losses. Income is recognized over the terms of the loans using methods which approximate the level yield method. The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to operating expenses is the amount necessary in management's judgment to maintain the allowance for loan losses at a level it believes sufficient to cover losses in the collection of its loans. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, delinquencies, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

               Interest related to nonaccrual loans is recognized on the cash basis. Loans are generally placed in nonaccrual status when the collection of principal and interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.

               Impaired loans are presented in the financial statements at the present value of the expected future cash flows or at the fair value of the loan's collateral. Homogeneous loans such as real estate mortgage loans, individual consumer loans, home equity loans and bankcard loans are evaluated collectively for impairment. Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

               Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans receivable are applied first to reduce interest on such loans to the extent of interest contractually due and any remaining amounts are applied to principal.

               Loan origination and commitment fees and certain direct loan origination costs charged by the Bank are deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the related loan or, in the case of demand loans, over the estimated life. Net fees related to letters of credit are recognized over the commitment period.

          (g)  Premises and Equipment

               Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation on buildings, equipment, furniture and fixtures, and amortization of leasehold improvements is computed by straight-line over the shorter of the estimated useful lives of the assets or the related lease term. Estimated useful lives for assets include land improvements and leasehold improvements, 3 to 15 years, buildings, 30 years, and furniture, fixtures and equipment, 3 to 10 years. The cost of assets retired and sold and the related accumulated depreciation and amortization are eliminated from the accounts and the resulting gains or losses are included in determining net income. Expenditures for maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

          (h)  Organizational Costs

               Organizational costs incurred during the development stage of the Corporation have been capitalized and are being amortized using the straight-line method over five years.

          (i)  Income Taxes

               Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period that includes the enactment date.

          (j)  Stock Options

               The Corporation accounts for its stock option plan in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion 25, which requires compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Corporation has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

          (k)  Net Income Per Share

               In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 establishes new standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

               Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                                           Per
                                                           Net                            Share
                                                          Income          Shares         Amount
                                                       ==============  =============  ==============
               Year Ended December 31, 1999
                 Basic net income per share            $        1,042      1,013,176  $         1.03
                                                                                      ==============
                 Effect of dilutive stock options                   -         37,094
                                                       --------------  -------------
                 Diluted net income per share          $        1,042      1,050,270  $          .99
                                                       ==============  =============  ==============

               Year Ended December 31, 1998
                 Basic net income per share            $          758      1,012,323  $          .75
                                                                                      ==============
                 Effect of dilutive stock options                   -         20,837
                                                       --------------  -------------
                 Diluted net income per share          $          758      1,033,160  $          .73
                                                       ==============  =============  ==============

          (l)  Off-Balance-Sheet Financial Instruments

               In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

          (m) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

               The Corporation adopted the provisions of Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, on January 1, 1997. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement also provides implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls," "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities. Statement No. 127, Deferral of the Effective Date of Certain Provisions of Statement 125, issued in December 1996, deferred until January 1, 1998 the effective date (a) of paragraph 15 of Statement 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9 -12 and 237(b) of Statement 125. Statement 125 was required to be adopted on a prospective basis and its adoption did not have a material impact on the Corporation's financial position, results of operations or liquidity.

          (n)  Comprehensive Income

               On January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. This Statement was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

               The Corporation is required to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on securities available for sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

               In accordance with the provisions of the Statement, the Corporation has included Consolidated Statements of Income and Comprehensive Income (Loss) in the accompanying consolidated financial statements. Comprehensive income (loss) consists of net income and net unrealized gains and losses on securities available for sale. Also, accumulated other comprehensive income
               (loss) is included as a separate disclosure within the Consolidated Statements of Changes in Shareholders' Equity in the accompanying consolidated financial statements. The adoption of Statement 130 did not have any effect on the Corporation's consolidated financial position, results of operation or liquidity.

          (o)  Use of Estimates

               In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses for the years presented. Actual results could differ significantly from those estimates.

               A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

               Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

          (p)  Reclassifications

               Certain reclassifications have been made to prior years' consolidated financial statements to place them on a basis comparable with the 1999 consolidated financial statements.

          (q)  Recent Accounting Developments

               In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement 133 establishes standards for accounting and reporting for derivative instruments, including certain instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Statement 133 was issued to establish guidelines over the accounting and reporting of derivative instruments and hedging activities.

               Statement 133 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Initial application of this Statement shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of this Statement is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. Earlier application of selected provisions of this Statement is not permitted. This Statement shall not be applied retroactively to financial statements of prior periods. Adoption of Statement 133 on January 1, 2000 did not have any effect on the Bank's consolidated financial position, results of operation or liquidity.

(2)  Restrictions on Cash

         To comply with Federal Reserve regulations, the Bank will be required to maintain certain average reserve balances. There were no daily reserve requirements for the weeks including December 31, 1999 and 1998 as the Bank had not met minimum average deposit levels under the current provisions of the regulations.

(3)  Securities

         The amortized costs, gross unrealized gains and losses, and proximate fair values of securities available-for-sale as of December 31, 1999 and 1998 were as follows:

                                                    1999
                                    ========================================
                                               Gross        Gross    Approx-
                                     Amort-    Unreal-     Unreal-    imate
                                       ized    ized          ized     Fair
                                      Costs    Gains        Losses    Values
                                    =======   ==========   =======   =======
U.S. Treasury                       $   200   $       --   $     2   $   198
U.S. Government agencies and
 corporations                        22,182           --     1,003    21,179
Mortgage-backed securities            2,675            2        35     2,642
States and political subdivisions     7,292           --       418     6,874
Corporate obligations                    99           --        --        99
Federal Home Loan Bank stock            500           --        --       500
Other equity securities                 497           --        25       472
                                    =======   ==========   =======   =======
     Total securities               $33,445   $        2   $ 1,483   $31,964
                                    =======   ==========   =======   =======

                                                      1998
                                    =========================================
                                                Gross     Gross      Approx-
                                     Amort-    Unreal-    Unreal-      imate
                                       ized      ized     ized          Fair
                                      Costs     Gains     Losses      Values
                                    -------   -------   -----------  -------
U.S. Treasury                       $   199   $     3   $        --   $   202
U.S. Government agencies and
 corporations                        14,680        47             2    14,725
Mortgage-backed securities            3,841        10            --     3,851
States and political subdivisions     6,105       193            --     6,298
Corporate obligations                   100         2            --       102
Federal Home Loan Bank stock            450        --            --       450
Other equity securities                 485         5            --       490
                                    -------   -------   -----------   -------
     Total securities               $25,860   $   260   $         2   $26,118
                                    =======   =======   ===========   =======

         The amortized costs and approximate fair values of available-for-sale securities as of December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  Approx-
                                                         Amort-     imate
                                                           ized      Fair
                                                          Costs    Values
                                                        =======   =======
               Due in one year or less                  $    --   $    --
               Due after one year through five years      6,728     6,540
               Due after five years through ten years    16,330    15,490
               Due after ten years                        6,715     6,320
               Mortgage-backed securities                 2,675     2,642
               Equity securities                            997       972
                                                        -------   -------
                                       Total            $33,445   $31,964
                                                        =======   =======


         Securities with amortized costs of $4,596 and $1,220 as of December 31, 1999 and 1998, respectively, were pledged as collateral for public deposits and for other purposes as required or permitted by law.

         The Federal Home Loan Bank stock is carried at cost and collateralizes lines of credit available from Federal Home Loan Bank.

(4)  Loans and Allowance for Loan Losses

         In the normal course of business, the Bank has made loans to officers, directors and/or related interests. At December 31, 1999 and 1998, $3,736 and $3,482, respectively, represented direct loans to officers and directors and $691 and $1,109, respectively, represented loans made to related interests of officers or directors and/or endorsed by officers or directors.

         The following table will summarize activity and amounts receivable from officers, directors and/or related interests:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Balances at beginning of year                                         $       4,591  $        4,869
                Additions                                                                       396           2,052
                Repayments                                                                     (560)         (2,330)
                                                                                      -------------  --------------
                Balances at beginning of year                                         $       4,427  $        4,591
                                                                                      =============  ==============

                Activity in the allowance for loan losses is summarized as follows:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Balances at beginning of year                                         $         708  $          459
                Provision for loan losses                                                       216             249
                Loan charge-offs                                                                (14)              -
                                                                                      -------------  --------------
                Balances at end of year                                               $         910  $          708
                                                                                      =============  ==============

                Nonperforming assets at December 31, 1999 and 1998 are detailed as follows:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Nonaccrual loans                                                      $          87  $            -
                Restructured loans                                                                -               -
                Loans past due 90 days or more                                                    -             200
                                                                                      -------------  --------------
                  Total nonperforming loans                                                      87             200

                Foreclosed, repossessed and idled properties                                      -               -
                                                                                      -------------  --------------
                  Total nonperforming assets                                          $          87  $          200
                                                                                      =============  ==============

         Gross interest income that would have been recognized for each year if the nonaccrual loans and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, or if held part of the period, is detailed below. Applicable interest income that was actually collected and included in net income for each year is summarized below:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Interest income, original terms                                       $           5  $            -
                Interest income, recognized                                           $           1  $            -

         The Bank has no restructured loans during the years ended December 31, 1999 or 1998.

         An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, the average annual recorded investment in impaired loans and interest income recognized on impaired loans for the year (all approximate) are summarized below:

                                                                                           1999           1998
                                                                                      -------------  ---------------
                Recorded investment at December 31,                                   $         103   $           -
                Allowance for loan losses                                             $          10   $           -
                Average recorded investment for the year                              $         187   $           -
                Interest income recognized for the year                               $           2   $           -

         The Bank is not committed to lend additional funds to debtors whose loans have been modified.

         Loans approximating $12,435 and $12,896 and consisting primarily of residential mortgage loans collaterialized the line of credit available from the Federal Home Loan Bank at December 31, 1999 and 1998, respectively. In order to meet potential funding demands as a result Y2K issues the Bank established a line of credit at the Federal Reserve Bank of Richmond of approximately $22 million. The line of credit is collaterialized by the Bank's commercial real estate loans of approximately $34 million at December 31, 1999. The line was not drawn against and was closed subsequent to year end.

(5)  Premises and Equipment

         Components of premises and equipment and total accumulated depreciation and amortization as of December 31, 1999 and 1998 are as follows:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Land and improvements                                                 $         654  $          293
                Building                                                                      1,257             477
                Furniture, fixtures and equipment                                             1,090             635
                Leasehold improvements                                                          328             310
                Construction in progress                                                          -             618
                                                                                      -------------  --------------
                                                                                              3,329           2,333

                Less accumulated depreciation

                 and amortization                                                               700             503
                                                                                      -------------  --------------
                                                                                      $       2,629  $        1,830
                                                                                      =============  ==============

         The Bank currently leases its main office location under a non-cancelable operating lease. The lease for the main office has an original term of five years with the option of two additional renewal terms of five years each. In addition, the Bank has entered into a lease for a branch location which opened in January 1997. The original lease term is for twelve years with an option to renew for one additional five-year term. Rental expenses under operating leases were approximately $107 and $94 for 1999 and 1998, respectively. Future minimum lease payments under non-cancelable operating leases were as follows at December 31, 1999:

                           2000                            $         126
                           2001                                      126
                           2002                                      126
                           2003                                      126
                           2004                                      126
                           Subsequent years                           45
                                                           -------------
                                                           $         675
                                                           =============

(6)  Income Taxes

         Total income tax expense (benefit) for the years ended December 31, 1999 and 1998 is allocated as follows:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Income                                                                $         394  $          263
                Shareholders' equity for unrealized
                 gains (losses) on available-for-sale securities
                 recognized for financial statement purposes                                   (591)             59
                                                                                      -------------  --------------
                                                                                      $        (197) $          322
                                                                                      =============  ==============

                Income tax expense (benefit) consists of:

                  Current                                                             $         455  $           74
                  Deferred                                                                      (61)            189
                                                                                      -------------  --------------
                                                                                      $         394  $          263
                                                                                      =============  ==============

         Total income tax expense (benefit) differed from the "expected" amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income taxes as a result of the following:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Computed "expected" tax expense                                       $         488  $          347
                Increase (decrease) in income taxes
                  resulting from:
                   Tax-exempt interest income                                                  (110)            (66)
                   Tax exempt interest disallowance                                              16               9
                   Other                                                                          -             (27)
                                                                                      -------------  --------------
                Reported income tax expense                                           $         394  $          263
                                                                                      =============  ==============

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are as follows:

                                                                                           1999           1998
                                                                                      -------------  --------------
                Deferred tax assets:
                  Net unrealized losses on available-
                   for-sale securities                                                $         503  $            -
                  Loans, principally due to allowance
                   for loan losses                                                              275             207
                  Preopening expenses due to capitalization
                   for income tax purposes                                                       14              50
                  Depreciation                                                                   11               -
                                                                                      -------------  --------------
                Deferred tax assets                                                             803             257

                Deferred tax liabilities:
                  Net unrealized gains on available-
                   for-sale securities                                                            -              88
                  Other                                                                           2              20
                                                                                      -------------  --------------
                Deferred tax liabilities                                                          2             108
                                                                                      -------------  --------------
                Net deferred tax assets                                               $         801  $          149
                                                                                      =============  ==============

    (7)  Employee Benefit Plan

         The Corporation has a defined contribution plan (the Plan) qualifying under IRS Code Section 401(k). Eligible participants in the Plan can contribute up to 15 percent of their total annual compensation to the Plan. Employee contributions are matched by the Corporation based on a percentage of 25 percent in 1998, and 75 percent in 1999 of the employee's contribution up to a total of 6 percent of the employee's salary. For the years ended December 31, 1999, and 1998 the Corporation contributed $36 and $10 to the Plan, respectively.

    (8)  Stock Options

         The Company has an Incentive Stock Plan (the Plan) pursuant to which the Human Resource Committee of the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 103,950 shares (adjusted for stock split) of the Company's authorized, but unissued common stock. Accordingly, 103,950 shares of authorized, but unissued common stock are reserved for use in the Plan. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 20 percent per year, and become fully exercisable five years from the date of grant. In addition, certain options for 10,122 and 20,244 shares (adjusted for stock split) based on meeting certain performance criteria were granted to executive officers during 1999 and 1998, respectively.

         The per share weighted average fair value of stock options granted during 1999 and 1998 was $7.66 and $8.14, respectively, on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            1999        1998
                                                       ----------  ----------

             Expected split yield                             0%          0%
             Risk-free interest rate                        7.0%       6.25%
             Expected life of options (in years)             10         7.5
             Expected volatility of stock price              12%         30%

         As previously mentioned, the Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net income and net income per share would have decreased to the pro forma amounts indicated below:

                                                         1999           1998
                                                    -------------  ------------
                Net income:
                  As reported                       $     1,042    $        758
                  Pro forma                                 971             716

                Basic net income per share:
                  As reported                       $      1.03    $        .75
                  Pro forma                         $       .96    $        .71

                Diluted net income per share:
                  As reported                       $       .99    $        .73
                  Pro forma                         $       .92    $        .69

         Stock option activity during the years ended December 31, 1999 and 1998 (adjusted for stock split) is as follows:

                                                                    Exercise
                                                     Shares          Prices
                                                   ============   ============
                Balance at December 31, 1997             55,304          9.36
                Granted                                  25,494         10.19
                Exercised                                  (578)         9.76
                Expired/forfeited                          (630)         9.76
                                                   ------------
                Balance at December 31, 1998             79,590          9.72
                Granted                                  41,885         14.20
                Exercised                                  (420)         9.76
                Expired/forfeited                        (1,260)         9.76
                                                   ------------
                Balance at December 31, 1999            119,795         11.29
                                                   ============


         At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 - $16.67 and 7.5 years, respectively (adjusted for stock split).

         At December 31, 1999 and 1998, the number of options exercisable was 74,487 and 59,241, respectively, and the weighted average exercise price of those options was $9.51 and $9.49, respectively (adjusted for stock split).

    (9)  Restrictions on Payments of Dividends and Capital Requirements

         The Company's principal source of funds for dividend payments is dividends received from the Bank. The amount of dividends that may be paid by the Bank to the Company will depend on the Bank's earnings and capital position and is limited by state law, regulations and policies. A state bank may not pay dividends from its capital; all dividends must be paid out of net undivided profits then on hand. Before any dividend is declared, any deficit in capital funds originally paid in shall have been restored by earnings to their initial level, and no dividend shall be declared or paid by any bank which would impair the paid-in-capital of the bank. As of December 31,1999, the amount available for payment of dividends is $934. As of December 31, 1998, the Bank was in a deficit position, and, accordingly, no amounts were available for payment of dividends.

         The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the

         Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1999, the Company and the Bank were categorized as well capitalized as defined by applicable regulations. To be categorized as well capitalized the Company and Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that date that management believes have changed the Company's or the Bank's category.

         The Company's and the Bank's actual capital amounts and ratios are also presented in the table below.

                                                                     To Be Well
                                                              Capitalized Under
                                              For Capital     Prompt Corrective
                               Actual      Adequacy Purposes  Action Provisions
                           --------------  -----------------  -----------------
                           Amount   Ratio   Amount    Ratio    Amount    Ratio
                           ------   -----   ------    -----    ------    -----

As of December 31, 1999:
  Total Capital
   (to Risk Weighted
   Assets):
     Consolidated          $10,943 10.68%    8,195      8.0%      N/A      N/A
     Valley Bank            10,309 10.08%    8,185      8.0%   10,232     10.0%
  Tier I Capital
   (to Risk Weighted
   Assets):
     Consolidated           10,033  9.79%    4,098      4.0%      N/A      N/A
     Valley Bank             9,399  9.19%    4,093      4.0%    6,139      6.0%
  Tier I Capital (Leverage)
   (to Average Assets):
     Consolidated           10,033  7.55%    5,316      4.0%      N/A      N/A
     Valley Bank             9,399  7.14%    5,264      4.0%    6,580      5.0%

                                                                     To Be Well
                                                              Capitalized Under
                                              For Capital     Prompt Corrective
                               Actual      Adequacy Purposes  Action Provisions
                           --------------  -----------------  -----------------
                           Amount   Ratio   Amount    Ratio    Amount    Ratio
                           ------   -----   ------    -----    ------    -----

As of December 31, 1998:
  Total Capital
   (to Risk Weighted
   Assets):
     Consolidated          $9,618  12.24%    6,288      8.0%      N/A      N/A
     Valley Bank            8,320  10.68%    6,234      8.0%    7,793     10.0%
  Tier I Capital
   (to Risk Weighted
   Assets):
     Consolidated           8,910  11.34%    3,144      4.0%      N/A      N/A
     Valley Bank            7,612   9.77%    3,117      4.0%    4,676      6.0%
  Tier I Capital (Leverage)
   (to Average Assets):
     Consolidated           8,910   8.65%    4,122      4.0%      N/A      N/A
     Valley Bank            7,612   7.47%    4,071      4.0%    5,094      5.0%


(10) Parent Company Financial Information

         Condensed financial information of Valley Financial Corporation is presented below:

                           Condensed Balance Sheets

                          December 31, 1999 and 1998

                                                                                           1999           1998
                                                                                      -------------  --------------
                  Assets

        Cash                                                                          $          69  $           65
        Securities available-for-sale                                                           735           1,266
        Investment in subsidiary, at equity                                                   8,452           7,677
        Other assets                                                                            316             597
                                                                                      -------------  --------------
                  Total assets                                                        $       9,572  $        9,605
                                                                                      =============  ==============

                Liabilities and Shareholders' Equity

        Total liabilities                                                             $         517  $          448
                                                                                      -------------  --------------

        Commitments and other matters                                                             -               -

     Shareholders' equity (notes 3, 7 and 8):
        Preferred stock, no par value.  Authorized
         10,000,000 shares; none issued and outstanding                                           -               -
        Common stock of no par value.  Authorized
         10,000,000 shares; issued and outstanding
         1,013,207 shares and 964,590 shares in 1999
         and 1998, respectively                                                               9,099           9,095
        Retained earnings (deficit)                                                             934            (108)
        Accumulated other comprehensive income (loss)                                          (978)            170
                                                                                      -------------  --------------
                  Total shareholders' equity                                                  9,055           9,157
                                                                                      -------------  --------------
                  Total liabilities and shareholders' equity                          $       9,572  $        9,605
                                                                                      =============  ==============

        Condensed Statements of Income and Comprehensive Income (Loss)
                     Year Ended December 31, 1999 and 1998


                                                                                           1999           1998
                                                                                      -------------  --------------
        Income:
          Interest income                                                             $         105  $           79
                                                                                      -------------  --------------
        Expenses:
          Interest expense                                                                       41               6
          Other expenses                                                                         48              40
                                                                                      -------------  --------------
                                                                                                 89              46
                  Income before income taxes and equity in
                   undistributed net income of subsidiary                                        16              33
        Income tax expense (benefit)                                                             (5)             12
                                                                                      -------------  --------------
                  Income before equity in undistributed
                   net income of subsidiary                                                      21              21
        Equity in net income of subsidiary                                                    1,021             737
                                                                                      -------------  --------------
                  Net income                                                                  1,042             758

        Equity in other comprehensive income (loss), net of deferred tax
         (expense) benefit:

          Net unrealized gains(losses) on securities
              available-for-sale                                                             (1,148)            114
                                                                                      -------------  --------------
                  Comprehensive income(loss)                                          $        (106) $          872
                                                                                      =============  ==============

                       Condensed Statements of Cash Flows

                     Years Ended December 31, 1999 and 1998

                                                                                           1999           1998
                                                                                      -------------  --------------

        Cash flows from operating activities:

        Net income                                                                    $       1,042  $          758
        Adjustments to reconcile net income to net
         cash provided by (used in) operating
          activities:
            Equity in net income of subsidiary                                               (1,021)           (737)
            Amortization of other assets                                                          9               9
            (Increase) decrease in other assets                                                  70            (542)
            Increase in other liabilities                                                        69             306
                                                                                      -------------  --------------
                        Net cash provided by (used in)
                         operating activities                                                   169            (206)
                                                                                      -------------  --------------

     Cash flows from investing activities:

        Purchases of securities available-for-sale                                             (125)         (1,219)
        Proceeds from sales, maturities and calls
         of securities available-for-sale                                                         -           1,350
        Investment in subsidiary                                                                (44)              -
                                                                                      -------------  --------------
                Net cash provided by (used in) investing activities                            (169)            131
                                                                                      -------------  --------------

     Cash flows from financing activities:

        Proceeds from exercise of stock options                                                   4               6
                                                                                      -------------  --------------
                Net cash provided by financing
                 activities                                                                       4               6
                                                                                      -------------  --------------
                Net increase (decrease) in cash                                                   4             (69)

     Cash at beginning of year                                                                   65             134
                                                                                      -------------  --------------
     Cash at end of year                                                              $          69  $           65
                                                                                      =============  ==============

    (11) Financial Instruments with Off-Balance-Sheet Risk

         The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments may involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

         Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

         The Bank requires collateral to support financial instruments when it is deemed necessary. The Bank evaluates customers' creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, real estate, accounts receivable, inventory, and property, plant and equipment. Financial instruments whose contract amounts represent credit risk as of December 31 are as follows:

                                                       1999           1998
                                                  -------------  --------------

                 Commitments to extend credit     $      24,904  $       18,542
                 Standby letters of credit        $         659  $        1,361

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments may be at fixed or variable rates and generally expire within one year. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. Unless renewed, substantially all of the Bank's credit commitments at December 31, 1999 will expire within one year. Management does not anticipate any material losses as a result of these transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

    (12) Concentrations of Credit Risk

         The Bank grants commercial, residential and consumer loans to customers primarily in the Roanoke Valley area. The Bank has a diversified loan portfolio which is not dependent upon any particular economic or industry sector. As a whole, the portfolio could be affected by general economic conditions in the Roanoke Valley region.

         A detailed composition of the Bank's loan portfolio is provided in the consolidated financial statements. The Bank's commercial loan portfolio is diversified, with no significant concentrations of credit. Commercial real estate loans are generally collateralized by the related property. The residential real estate loan portfolio consists principally of loans collateralized by 1-4 family residential property. The loans to individuals portfolio consists of consumer loans primarily for home improvements, automobiles, personal property and other consumer purposes. These loans are generally collateralized by the related property. Overall, the Bank's loan portfolio is not concentrated within a single industry or group of industries, the loss of any one or more of which would generate a materially adverse impact on the business of the Bank.

         The Bank has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property. Credit approval is principally a function of collateral and the evaluation of the creditworthiness of the borrower based on available financial information.

    (13) Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires the Corporation to disclose estimated fair values of its financial instruments.

         The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate that value:

         (a)  Cash and Due from Banks and Money Market Investments

              The carrying amounts are a reasonable estimate of fair value.

         (b)  Securities

              The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

              The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

         (c)  Loans

              Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential real estate and loans to individuals. Each loan category is further segmented into fixed and adjustable rate interest terms.

              The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for prepayments. The estimate of maturity is based on the Bank's industry experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

         (d)  Deposits

              The fair value of noninterest-bearing deposits, interest-bearing deposits and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

         (e)  Commitments to Extend Credit and Standby Letters of Credit

              The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 1999 and 1998, and as such, the related fair values have not been estimated.

         (f)  Federal Home Loan Bank Advances

              The fair value of fixed rate borrowings are estimated using discounted cash flows based on current incremental borrowing rates for similar types of borrowing arrangements.

         (g)  Securities Sold Under Agreements to Repurchase

              These agreements generally mature within one to seven days. The carrying amounts are a reasonable estimate of fair value.

         The carrying amounts and approximate fair values of the Corporation's financial instruments are as follows at December 31, 1999 and 1998:

                                                                   1999                          1998
                                                       -----------------------------  -----------------------------
                                                                          Approx-                        Approx-
                                                                           imate                         imate
                                                         Carrying          Fair           Carrying         Fair
                                                          Amounts         Values          Amounts        Values
                                                       ==============  =============  =============  ==============
Financial assets:
  Cash and due from banks                              $        4,027  $       4,027  $       3,462  $        3,462
  Money market investments                                      6,105          6,105          1,743           1,743
  Securities available-for-sale                                31,964         31,964         26,118          26,118
  Loans, net                                                   90,448         90,118         70,875          71,333
                                                       --------------  -------------  -------------  --------------
                  Total financial assets               $      132,544  $     132,214  $     102,198  $      102,656
                                                       ==============  =============  =============  ==============

Financial liabilities:
  Deposits                                             $      115,477  $     116,051  $      90,026  $       90,576
  Federal Home Loan Bank advances                              10,000         10,000          5,000           5,012
  Securities sold under agreements
   to repurchase                                                  992            992              -               -
                                                       --------------  -------------  -------------  --------------
                  Total financial

                   liabilities                         $      126,469  $     127,043  $      95,026  $       95,588
                                                       ==============  =============  =============  ==============

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(14)  Time Deposits

        At December 31, 1999, the approximate scheduled maturities of time deposits are as follows:

                           1999                      $      53,420
                           2000                              4,156
                           2001                              4,068
                           2002                              3,631
                           2003                              2,916
                                                     -------------
                                                     $      68,191
                                                     =============
(15) Commitments

        On February 2, 2000 the Bank executed an agreement to purchase a branch from a large regional bank holding company. The purchase price is $485,000 and the branch is located in Roanoke, Virginia.

        At December 31, 1998, the Corporation had outstanding contractual commitments of approximately $400,000 related to construction of a new branch.

   (16) Short-term Borrowing

        Short-term debt consists of securities under agreements to repurchase and federal funds purchased, which generally mature within one to seven days from the transaction date. Additional is summarized below:

                                                          1999        1998
                                                         ---------  ----------
        Outstanding balance at December 31               $    992   $        -
        Year-end weighted average rate                       5.56%           -
        Daily average outstanding during the period      $    658   $      839
        Average rate for the period                          5.56%        5.60%
        Maximum outstanding at any month-end during
         the period                                      $  4,597   $    4,531

   (17) Other Comprehensive Income (Loss)

        Other comprehensive income (loss) net of income taxes and net of reclassification adjustments between net income and other comprehensive income (loss) relating to securities available-for-sale are reported in the Consolidated Statements of Income and Comprehensive Income (Loss). The information that follows discloses the reclassification adjustments and the income taxes related to securities available-for-sale that are included in other comprehensive income (loss), net of income taxes.

                                                                                           1999           1998
                                                                                      -------------  --------------
        Net unrealized gains (losses) on securities available-for-sale:
            Net unrealized holding gains (losses) during
              the year                                                                $      (1,739) $          190
            Less reclassification adjustments for gains
              included in net income                                                              -             (17)
         Income tax (expense) benefit                                                           591             (59)
                                                                                      -------------  --------------
                  Other comprehensive income (loss), net
                   of income taxes                                                    $      (1,148) $          114
                                                                                      =============  ==============

     (18) Subsequent Event - Stock Split

        On January 20, 2000, the Company declared a 1.05 for 1 stock split effected in the form of a dividend payable on February 15, 2000 to shareholders of record on January 31, 2000. All prior period weighted average shares outstanding, net income per share, and stock option data has been adjusted to reflect the effects of the Company's stock split.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

               Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, 1950, as amended (the "Code"), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advances of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholder, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

Item 25. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission Registration Fee*           $       1,124
         National Association of Securities Dealers Examination Fee*              923
         Printing Expenses                                                     15,000
         Accounting Fees and Expenses                                          35,000
         Legal Fees and Expenses                                               35,000
         Blue Sky Fees and Expenses                                             9,000
         Miscellaneous Expenses                                                28,953
                                                                           ----------

                         Total                                          $     125,000
                                                                        =============
-------------------------
*        Represents actual expenses. All other expenses are estimates.

Item 26. Recent Sales of Unregistered Securities

                 None.

Item 27. Exhibits

                 The following exhibits are filed on behalf of the Registrant as part of this Registration statement:

1*               Form of Underwriting Agreement.
3.1              Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 of Registration Statement No. 33-77568, on Form S-1, as amended).
3.2              Articles of Incorporation (incorporated herein by reference to Exhibit 3.2 of Registration Statement No. 33-77568, on Form S-1, as amended).
5.1              Opinion of Flippin, Densmore, Morse & Jessee, P.C.
10.1             Employment Agreement between A. Wayne Lewis and the Registrant
                 (incorporated by reference to Exhibit 10.2 of Registration Statement No.
                 33-77568 on Form S-1, as amended).
10.2             Employment Agreement between Ellis L. Gutshall and the Registrant.
10.3             Severance Agreement between J. Randy Woodson and Registrant (incorporated by reference to Exhibit 10.6 to the Company's 1999 Form 10-KSB).
21               Subsidiaries of the Registrant
23.1             Consent of Larrowe & Company, P.L.C.

23.2 Consent of KPMG LLP
23.3 Consent of Flippin, Densmore, Morse & Jessee, P.C. (included in Exhibit 5).
24   Power of Attorney
27*  Financial Data Schedule

--------------------
*    To be filed by amendment.

Item 28. Undertakings

     The undersigned Registrant hereby undertakes as follows:

     (1) The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

          (iii) include any additional or changed material information in the plan of distribution.

     (2) The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

     (3) The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     The Registrant. Pursuant to the requirements of the Securities Act of 1933,
     --------------
the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on the 24th day of October, 2000.

                         VALLEY FINANICAL CORPORATION

By:  /s/  Ellis L. Gutshall*                  By:  /s/  A. Wayne Lewis*
   -------------------------                     ----------------------
   Ellis L. Gutshall*                                   A. Wayne Lewis*

   President & Chief Executive Office         Executive Vice President & Chief
   (Principal Executive Office)               Financial Officer (Principal
                                              Financial and Accounting Officer)

SIGNATURE                   TITLE                             DATE
---------                   -----                             ----

/s/ Ellis L. Gutshall*      President & Chief Executive       October 24, 2000
-------------------------   Officer and Director
Ellis L. Gutshall*

/s/ A. Wayne Lewis*         Executive Vice President &        October 24, 2000
-------------------------   Chief Operating Officer, Chief
A. Wayne Lewis*             Financial Officer (Principal
                            Financial Officer), and Director

                            Director                          October 24, 2000
-------------------------
Abney S. Boxley, III

/s/ William D. Elliot*      Director                          October 24, 2000
-------------------------
William D. Elliot

/s/ Mason Haynesworth*      Director                          October 24, 2000
-------------------------
Mason Haynesworth

/s/ Eddie F. Hearp*         Director                          October 24, 2000
-------------------------
Eddie F. Hearp

/s/ Anna L. Lawson*         Director                          October 24, 2000
-------------------------
Anna L. Lawson

/s/ Barbara B. Lemon*       Director                          October 24, 2000
-------------------------
Barbara B. Lemon

                            Director                          October 24, 2000
-------------------------
George W. Logan

/s/ Dr. John W. Starr*      Director                          October 24, 2000
--------------------------
Dr. John W. Starr

/s/ Dr. Ward W. Stevens**   Director                          October 24, 2000
--------------------------
Dr. Ward W. Stevens


/s/ Michael F. Warner*      Director                          October 24, 2000
--------------------------
Michael F. Warner

* Executed by Power of Attorney, found at Exhibit 24.